FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 02, 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 1

Capital and risk management

Document navigation
The following are contained within this appendix:
●	Capital, liquidity and funding risk (pages 1 to 7);
●	Credit risk – Economic loss drivers(page 8);
●	Credit risk – Banking activities (page 9);
●	Credit risk – Banking activities segmental exposure (pages 10 to 12);
●	Credit risk – Banking activities sector analysis (pages 13 to 15);
●	Credit risk – Banking activities personal portfolio (pages 16 to 20);
●	Credit risk – Banking activities CRE (pages 21);
●	Credit risk – Banking activities flow statements (pages 22 to 28);
●	Credit risk – Asset quality (pages 29 to 33);
●	Credit risk – Trading activities (pages 34 to 36);
●	Credit risk – Cross border exposure (page 36);
●	Non-traded market risk (pages 37 to 41);
●	Traded market risk (page 41); and
●	Other risks (page 42)

Certain disclosures in this appendix are within the scope of EY’s review report and are marked accordingly.

Appendix 1 Capital and risk management
Capital, liquidity and funding risk
 Key developments
●
The CET1 ratio decreased by 20 basis points to 16.0% as a result of the £2.0 billion attributable profit, offset by a foreseeable 5p ordinary dividend accrual of £0.6 billion, 12p special dividend of £1.4 billion and the impact of IFRS 16.

●
RWAs decreased by £0.2 billion in H1 2019. Credit risk decreased by £0.8 billion driven by the completion of the merger of Alawwal bank and SABB reducing credit risk by £4.6 billion, offset by increases in credit risk driven by the £1.3 billion uplift due to adoption of IFRS 16 from 1 January 2019, an increase due to PD calibrations affecting asset quality and growth in asset size. Counterparty credit risk increased primarily due to increased exposures.

●	The leverage ratio decreased to 5.2% driven by decreased capital.
●	The total loss absorbing capital ratio of 32.1% is above the BOE requirement of 24.0% by 1 January 2020.
●
In the first half of 2019, RBSG issued £3.0 billion new MREL eligible senior debt and redeemed a €1.0 billion Tier 2 security, with £0.5 billion of non-MREL RBSG senior debt also being repaid on maturity during the period.  In subsidiaries, NWB issued a £750 million covered bond and NatWest Markets Plc maintained active issuance programmes for senior unsecured and secured notes, with net issuance of around £3 billion in the period.

●	RBSG participation in the Bank of England’s Term Funding Scheme reduced by £4 billion.
●	The liquidity coverage ratio decreased from 158% to 154% driven by reductions in NWM Plc’s liquidity position due to seasonally low outflows at 31 December 2018.
●	The net stable funding ratio was relatively consistent at 140% compared to 141% for FY 2018.

Minimum capital requirements
The Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum ratios of capital to RWAs that the Group is expected to have to meet under the end-point CRR requirements applicable from 1 January 2019. These ratios apply at the consolidated group level. Different minimum capital requirements may apply to individual legal entities or sub-groups.

Minimum requirements	Type	CET1	Total Tier 1	Total capital
System wide	Pillar 1 minimum requirements	4.5%	6.0%	8.0%
	Capital conservation buffer	2.5%	2.5%	2.5%
	Countercyclical capital buffer (1)	0.7%	0.7%	0.7%
	G-SIB buffer (2)	1.0%	1.0%	1.0%
Bank specific	Pillar 2A (4)	2.0%	2.7%	3.6%
Total (excluding PRA buffer) (5)		10.7%	12.9%	15.8%
Capital ratios at 30 June 2019		16.0%	18.2%	20.9%

Notes:
(1)
The countercyclical capital buffer (CCyB) applied to UK designated assets is set by the Financial Policy Committee (FPC). The UK CCyB is currently 1.0% (effective from November 2018). The Republic of Ireland CCyB is currently 0.0%, the CBI have announced an increase to 1.0% effective July 2019. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions. Firm specific CCyB is based on a weighted average at CCyB’s applicable to countries in which the Bank has exposures.

(2)
Globally systemically important banks (G-SIBs), as designated by the Financial Stability Board (FSB), are subject to an additional capital buffer of between 1.0% and 3.5%. In November 2018 the FSB announced that RBS is no longer a G-SIB. From 1 January 2020, RBS will be released from this global buffer requirement.

(3)
The Group will be subject to a systemic risk buffer (SRB) and this will apply at the ring-fenced bank sub-group level rather than at the consolidated group level. As from 1 August 2019 NWH will be subject to a Systemic Risk Buffer of 1.5%. Where the Systemic Risk Buffer is greater than the G-SII buffer, the PRA may require the consolidated group to hold a higher level of capital through the PRA buffer and Leverage Ratio Group add-on.

(4)
From 1 January 2015, UK banks have been required to meet at least 56% of its Pillar 2A capital requirement with CET1 capital and with balance with Additional Tier 1 and/or Tier 2 capital. Additional capital requirements under Pillar 2A may be specified by the PRA as a ratio or as an absolute value. The table sets out an implied ratio to cover the full value of Pillar 2A requirements.

(5)
The Group may be subject to a PRA buffer requirement as set by the PRA. The PRA buffer consists of two components:
- A risk management and governance buffer that is set as a scalar, up to 40% of the Pillar 1 and Pillar 2A requirements.
- A buffer to cover stress risks informed by the results of the BoE concurrent stress testing results.
- The PRA requires that the level of this buffer is not publicly disclosed.

(6)
The capital conservation buffer, the countercyclical capital buffer, the G-SIB buffer and systemic risk buffer (where applicable) make up the combined buffer. If the Group fails to meet the combined buffer requirement, it is subject to restrictions on distributions on CET1 instruments, discretionary coupons on AT1 instruments and on payment of variable remuneration or discretionary pension benefits. These restrictions are calculated by reference to the Group’s Maximum Distributable Amount (MDA). Where a PRA buffer is applicable, the MDA trigger is below the PRA buffer and MDA restrictions are not automatically triggered if the Group fails to meet its PRA buffer. The MDA is calculated as the amount of interim or year-end profits not yet incorporated into CET1 capital multiplied by a factor ranging from 0 to 0.6 depending on the size of the CET1 shortfall against the combined buffer.

Appendix 1 Capital and risk management
Capital, liquidity and funding risk continued
Capital flow statement
Refer to Business performance summary - Capital and leverage for information on Capital, RWAs and leverage and the Pillar 3 supplement for capital and leverage relating to significant subsidiaries and also CRR templates. The table below analyses the movement in end-point CRR CET1, AT1 and Tier 2 capital for the half year ended 30 June 2019.
	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 1 January 2019	30,639	4,051	6,483	41,173
Profit for the year	711	-	-	711
Own credit	144	-	-	144
Share capital and reserve movements in respect of employee share schemes	49	-	-	49
Foreign exchange reserve	(296)	-	-	(296)
FVOCI reserves	(78)	-	-	(78)
Goodwill and intangibles deduction	(15)	-	-	(15)
Deferred tax assets	(129)	-	-	(129)
Prudential valuation adjustments	75	-	-	75
Expected loss less impairment	(72)	-	-	(72)
Net dated subordinated debt/grandfathered instruments	-	-	(1,400)	(1,400)
Foreign exchange movements	-	-	36	36
Foreseeable ordinary and special dividends	(728)	-	-	(728)
Other movements	(109)	-	-	(109)
At 30 June 2019	30,191	4,051	5,119	39,361

Risk-weighted assets
The table below analyses the movement in RWAs on the end-point CRR basis during the half year, by key drivers.

		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total RWAs
	£bn	£bn	£bn	£bn	£bn
At 1 January 2019	137.9	13.6	14.8	22.4	188.7
Foreign exchange movement	0.1	-	-	-	0.1
Business movements (1)	2.9	0.4	(0.4)	0.2	3.1
Risk parameter changes (2)	0.7	0.1	-	-	0.8
Model updates (3)	0.2	-	0.2	-	0.4
Other movements (4)	(4.7)	0.1	-	-	(4.6)
At 30 June 2019	137.1	14.2	14.6	22.6	188.5

The table below analyses segmental RWAs.

	Personal & Ulster		Commercial & Private				Central
		Ulster	Commercial	Private		NatWest	items
Total RWAs	UK PB	Bank RoI	Banking	Banking	RBSI	Markets	& other	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
At 1 January 2019 *	34.3	14.7	78.4	9.4	6.9	44.9	0.1	188.7
Foreign exchange movement	-	-	0.1	-	-	-	-	0.1
Business movements (1)	1.4	(0.1)	1.0	0.3	0.2	-	0.3	3.1
Risk parameter changes (2)	1.3	(0.4)	(0.2)	-	-	0.1	-	0.8
Model updates (3)	-	-	0.2	-	-	0.2	-	0.4
Other movements (4)	-	-	(1.7)	-	(0.2)	(3.8)	1.1	(4.6)
At 30 June 2019	37.0	14.2	77.8	9.7	6.9	41.4	1.5	188.5

Credit risk	29.3	13.2	68.5	8.4	6.1	10.1	1.5	137.1
Counterparty credit risk	0.1	-	0.2	0.1	-	13.8	-	14.2
Market risk	0.1	-	0.3	-	-	14.2	-	14.6
Operational risk	7.5	1.0	8.8	1.2	0.8	3.3	-	22.6
Total RWAs	37.0	14.2	77.8	9.7	6.9	41.4	1.5	188.5
*Restated. Refer to Note 1 of the main announcement for further details.

(1)	Included within business movements is the £1.3 billion uplift in credit risk due to adoption of IFRS 16 from 1 January 2019.
(2)	Risk parameter changes relate to asset quality metrics of customers and counterparties such as probability of default (PD) and loss given default (LGD).
(3)	Model updates relates primarily to revision in LGD models for the UK mid-corporate portfolios.
(4)	Other primarily reflects the reduction following the Alawwal bank merger. Other also reflects assets which have transferred between Commercial Banking, RBSI, Central items and NatWest Markets.

Appendix 1 Capital and risk management
Capital, liquidity and funding risk continued
Capital resources (Within the scope of EY’s review report)

	30 June 2019		31 December 2018
		PRA		PRA
	End-point	transitional	End-point	transitional
	CRR basis	basis	CRR basis	basis
	£m	£m	£m	£m
Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity	46,221	46,221	45,736	45,736
Preference shares - equity	(496)	(496)	(496)	(496)
Other equity instruments	(4,058)	(4,058)	(4,058)	(4,058)
	41,667	41,667	41,182	41,182
Regulatory adjustments and deductions
Own credit	(261)	(261)	(405)	(405)
Defined benefit pension fund adjustment	(400)	(400)	(394)	(394)
Cash flow hedging reserve	(117)	(117)	191	191
Deferred tax assets	(869)	(869)	(740)	(740)
Prudential valuation adjustments	(419)	(419)	(494)	(494)
Goodwill and other intangible assets	(6,631)	(6,631)	(6,616)	(6,616)
Expected losses less impairments	(726)	(726)	(654)	(654)
Foreseeable ordinary and special dividends	(2,053)	(2,053)	(1,326)	(1,326)
Other regulatory adjustments	-	-	(105)	(105)
	(11,476)	(11,476)	(10,543)	(10,543)
CET1 capital	30,191	30,191	30,639	30,639
Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium	4,051	4,051	4,051	4,051
Qualifying instruments and related share premium subject to phase out	-	1,398	-	1,393
Qualifying instruments issued by subsidiaries and held by third parties
subject to phase out	-	140	-	140
AT1 capital	4,051	5,589	4,051	5,584
Tier 1 capital	34,242	35,780	34,690	36,223
Qualifying Tier 2 capital
Qualifying instruments and related share premium	4,969	5,054	6,301	6,386
Qualifying instruments issued by subsidiaries and held by third parties	150	1,498	182	1,565
Tier 2 capital	5,119	6,552	6,483	7,951
Total regulatory capital	39,361	42,332	41,173	44,174

Appendix 1 Capital and risk management
Capital, liquidity and funding risk continued
Loss absorbing capital
The following table illustrates the components of estimated loss absorbing capital (LAC) in RBSG plc and operating subsidiaries and includes external issuances only. The table is prepared on a transitional basis, including the benefit of regulatory capital instruments issued from operating companies, to the extent they meet the current MREL criteria.
	30 June 2019				31 December 2018
		Balance				Balance
	Par	sheet	Regulatory	LAC	Par	sheet	Regulatory	LAC
	value (1)	value	value (2)	value (3)	value (1)	value	value (2)	value (3)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (4)	30.2	30.2	30.2	30.2	30.6	30.6	30.6	30.6

Tier 1 capital: end-point CRR compliant AT1
of which: RBSG (holdco)	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0
of which: RBSG operating subsidiaries (opcos)	-	-	-	-	-	-	-	-
	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0

Tier 1 capital: end-point CRR non compliant
of which: holdco	1.4	1.6	1.4	0.5	1.4	1.6	1.4	0.5
of which: opcos	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
	1.5	1.7	1.5	0.6	1.5	1.7	1.5	0.6

Tier 2 capital: end-point CRR compliant
of which: holdco	5.9	6.1	5.0	4.3	6.8	6.7	6.3	5.1
of which: opcos	0.5	0.5	0.3	0.5	0.5	0.5	0.3	0.5
	6.4	6.6	5.3	4.8	7.3	7.2	6.6	5.6

Tier 2 capital: end-point CRR non compliant
of which: holdco	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
of which: opcos	1.6	2.0	1.3	1.7	1.9	2.0	1.4	1.6
	1.7	2.1	1.4	1.8	2.0	2.1	1.5	1.7

Senior unsecured debt securities issued by:
RBSG holdco	19.4	20.0	-	19.2	16.8	16.8	-	15.5
RBS opcos	20.6	20.5	-	-	17.1	16.9	-	-
	40.0	40.5	-	19.2	33.9	33.7	-	15.5
Total	83.8	85.0	42.4	60.6	79.3	79.3	44.2	58.0

RWAs				188.5				188.7
CRR leverage exposure				659.1				644.5

LAC as a ratio of RWAs				32.1%				30.7%
LAC as a ratio of CRR leverage exposure				9.2%				9.0%

Notes:
(1)	Par value reflects the nominal value of securities issued.
(2)	Regulatory capital instruments issued from operating companies are included in the transitional LAC calculation, to the extent they meet the current MREL criteria.
(3)
LAC value reflects RBS’s interpretation of the Bank of England’s approach to setting a minimum requirement for own funds and eligible liabilities (MREL), published in June 2018. MREL policy and requirements remain subject to further potential development, as such RBS estimated position remains subject to potential change. Liabilities excluded from LAC include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. The LAC calculation includes eligible Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments.

(4)	Corresponding shareholders’ equity was £46.2 billion (31 December 2018 - £45.7 billion).
(5)	Regulatory amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.

Appendix 1 Capital and risk management
Capital, liquidity and funding risk continued
Funding sources (Within the scope of EY’s review report)
The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9 but excludes derivative cash collateral.

	30 June 2019			31 December 2018
	Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than
	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m
Personal and corporate deposits
Personal (1)	180,503	1,376	181,879	178,293	1,499	179,792
Corporate (2)	132,323	272	132,595	131,575	142	131,717
	312,826	1,648	314,474	309,868	1,641	311,509

Financial institutions deposits
Banks (3)	6,581	13,315	19,896	6,758	15,865	22,623
Non-bank financial institutions (NBFI) (4)	46,977	1,092	48,069	46,800	564	47,364
	53,558	14,407	67,965	53,558	16,429	69,987

Debt securities in issue
Commercial papers (CPs) and certificates of deposits (CDs)	3,192	16	3,208	3,157	-	3,157
Medium-term notes	7,651	29,662	37,313	4,928	25,596	30,524
Covered bonds	1,252	4,888	6,140	-	5,367	5,367
Securitisations	-	1,215	1,215	-	1,375	1,375
	12,095	35,781	47,876	8,085	32,338	40,423

Subordinated liabilities	134	9,674	9,808	299	10,236	10,535

Repos (5)
Sovereign	1,479	-	1,479	405	-	405
Financial institutions	34,431	424	34,855	29,664	-	29,664
Corporate	472	-	472	291	-	291
	36,382	424	36,806	30,360	-	30,360

Total funding	414,995	61,934	476,929	402,170	60,644	462,814

Of which: available in resolution (6)	-	25,943	25,943	-	22,909	22,909

CET 1 capital			30,191			30,639
CRR Leverage exposure			659,105			644,498
Funded assets			584,274			560,886

Funding coverage of CET 1 capital			16			15
Funding as a % of leverage exposure			72%			72%
Funding as a % of funded assets			82%			83%
Funding available in resolution as a % of CET1 capital			86%			75%
Funding available in resolution as a % of leverage exposure			4%			4%

Notes:
(1)
Includes £104 million (31 December 2018 - £206 million) of DFV deposits included in other financial liabilities balance sheet.
(2)
Includes £1,027 million (31 December 2018 - £428 million) of HFT deposits included in trading liabilities.
(3)
Includes £519 million (31 December 2018 - £267 million) of HFT deposits included in trading liabilities on the balance sheet. Includes £10 billion (31 December 2018 - £14 billion) relating to Term Funding Scheme participation and £1.8 billion (31 December 2018 - £1.8 billion) relating to RBS’s participation in central bank financing operations under the European Central Bank’s Targeted Long-term refinancing operations.
(4)
Includes £789 million (31 December 2018 - £1,093 million) of HFT deposits included in trading liabilities and nil (31 December 2018 – £7 million) of DFV deposits included in other financial liabilities on the balance sheet.
(5)
Includes HFT repos of £32,087 million (31 December 2018 - £25,645 million) and amortised cost repos of £4,719 million (31 December 2018 - £4,715 million).
(6)
Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in June 2018. The balance consists of £19 billion (31 December 2018 - £16 billion) under debt securities in issue (senior MREL) and £7 billion (31 December 2018 - £7 billion) under subordinated liabilities.

Appendix 1 Capital and risk management
Capital, liquidity and funding risk continued
Liquidity portfolio (Within the scope of EY’s review report)
The table below shows the liquidity portfolio by product, liquidity value and by carrying value.

	Liquidity value
	30 June 2019			31 December 2018
		UK DoL			UK DoL
	RBSG (1)	Sub (2)	NWM Plc	RBSG (1)	Sub (2)	NWM Plc
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	83,979	56,173	12,783	83,781	59,745	11,005
Central and local government bonds
AAA rated governments	5,914	2,458	1,532	8,188	4,386	615
AA- to AA+ rated governments
and US agencies	41,013	30,427	4,260	35,683	25,845	5,256
Below AA rated governments	1,594	-	1,274	-	-	-
	48,521	32,885	7,066	43,871	30,231	5,871

Primary liquidity	132,500	89,058	19,849	127,652	89,976	16,876
Secondary liquidity (3)	70,575	69,652	344	70,231	69,642	344
Total liquidity value	203,075	158,710	20,193	197,882	159,618	17,220

Total carrying value	232,653	187,874	20,408	225,039	186,340	17,388

Notes:
(1)
RBSG includes UK DoLSub, NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include RBS International, NWM N.V. and Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.

(2)	UK DoLSub comprises RBSG’s four licensed deposit-taking UK banks within the ring-fenced bank: National Westminster Bank Plc, The Royal Bank of Scotland plc, Coutts & Co and Ulster Bank Limited.
(3)
Secondary liquidity represents assets pre-positioned with central bank refinancing facilities. Liquidity value is lower than carrying value as it is stated after discounts applied by the Bank of England and other central banks to instruments.

Appendix 1 Capital and risk management
Credit risk
Economic loss drivers (Within the scope of EY’s review report)
A full description of the framework for incorporating economic loss drivers in to IFRS9 ECL calculations is provided in the Group’s 2018 Annual Report & Accounts. It includes a description of the approach adopted on multiple economic scenarios for both Personal and Wholesale portfolios.

The table and commentary below provides an update on the base case economics used at June 2019, and also the multiple economic scenarios used for Personal portfolios.

The average over the five year horizon (2019 to 2023) for the central base case and two upside and downside scenarios used for ECL modelling are set out below.

	30 June 2019					31 December 2018
	Upside 2	Upside 1	Base case	Downside 1	Downside 2	Upside 2	Upside 1	Base case	Downside 1	Downside 2
	%	%	%	%	%	%	%	%	%	%
UK
GDP - change	2.5	2.2	1.6	1.3	0.9	2.6	2.3	1.7	1.5	1.1
Unemployment	3.2	3.7	4.7	5.4	6.5	3.3	3.8	5.0	5.6	6.9
House Price Inflation - change	4.7	3.7	1.7	1.0	(0.9)	4.3	3.3	1.7	1.1	(0.5)
Bank of England base rate	1.3	1.2	1.0	0.1	-	1.7	1.3	1.1	0.5	-

Republic of Ireland
GDP - change	5.3	4.3	3.5	3.1	2.4	4.3	3.6	3.0	3.1	2.8
Unemployment	4.1	4.5	5.1	5.9	6.7	4.2	4.6	5.2	6.0	6.8
House Price Inflation - change	10.0	7.3	3.9	2.8	(0.1)	9.2	6.8	4.0	3.2	0.8
European Central Bank base rate	1.5	0.8	0.1	-	-	1.3	0.8	0.3	-	-

World GDP - change	3.9	3.4	2.8	2.5	2.0	3.6	3.2	2.7	2.5	2.3

Probability weight	12.7	14.8	30.0	29.7	12.7	12.8	17.0	30.0	25.6	14.6

Probability weightings of scenarios (Within the scope of EY’s review report)
RBS’s approach to IFRS 9 multiple economic scenarios in Personal involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights to those scenarios. This involves the following steps:
●
Scenario selection – Two upside and two downside scenarios from Moody’s inventory of scenarios were chosen. The aim is to obtain downside scenarios that are not as severe as stress tests, so typically they have a severity of around one in ten and one in five of approximate likelihood, along with corresponding upsides.

●
Severity assessment – Having selected the most appropriate scenarios their severity is then assessed based on the behaviour of UK GDP by calculating a variety of measures such as average growth, deviation from baseline and peak to trough falls. These measures are compared against a set of 1,000 model runs, following which, a percentile in the distribution is established which most closely corresponds to the scenario.

●
Probability assignment – Having established the relevant percentile points, probability weights are assigned to ensure that the scenarios produce an unbiased result. If the severity assessment step shows the scenarios to be broadly symmetric, then this will result in a symmetric probability weight (same probability weight above and below the base case). However, if the downsides are not as extreme as the upsides, then a higher probability weight is allocated to the downsides to ensure the unbiasedness requirement is satisfied. This adjustment is made purely to restore unbiasedness, not to address any relative skew in the distribution of risks in the economic outlook.

Appendix 1 Capital and risk management
Credit risk – Banking activities
Introduction
This section covers the credit risk profile of RBS’s banking activities. Banking activities include a small number of portfolios that were carried at fair value.

Financial instruments within the scope of the IFRS 9 ECL framework (Within the scope of EY’s review report)
Refer to Note 8 of the main announcement for balance sheet analysis of financial assets that are classified as amortised cost (AC) or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment.

Financial assets
Of the total third party £485.1 billion AC and FVOCI balance (gross of ECL), £472 billion or 97% was within the scope of the IFRS 9 ECL framework and comprised by stage: Stage 1 £438.8 billion; Stage 2 £25.9 billion; and Stage 3 £7.3 billion (31 December 2018 – £463.9 billion of which Stage 1 £430.1 billion; Stage 2 £26.1 billion; and Stage 3 £7.7 billion). Total assets within IFRS 9 ECL scope comprised the following by balance sheet caption and stage:
●
Loans: £325 billion of which Stage 1 £292 billion; Stage 2 £25.7 billion; and Stage 3 £7.3 billion (31 December 2018 – £319.8 billion of which Stage 1 £286.0 billion; Stage 2 £26.1 billion; and Stage 3 £7.7 billion).

●
Other financial assets: £147 billion of which Stage 1 £146.8 billion; Stage 2 £0.2 billion; and Stage 3 nil (31 December 2018 – £144.1 billion of which Stage 1 £144.1 billion; Stage 2 nil; and Stage 3 nil).

Those assets outside the framework were as follows:
●
Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £10.1 billion. These were assessed as having no ECL unless there was evidence that they were credit impaired.

●	Equity shares of £1.1 billion as not within the IFRS 9 ECL framework by definition.
●	Fair value adjustments of £1.1 billion on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope.
●	Group-originated securitisations, where ECL was captured on the underlying loans of £0.4 billion.
●
Commercial cards which operate in a similar manner to charge cards, with balances repaid monthly via mandated direct debit with the underlying risk of loss captured within the customer’s linked current account of £0.4 billion.

Contingent liabilities and commitments
In addition to contingent liabilities and commitments disclosed in Note 12 of the main announcement, reputationally-committed limits are also included in the scope of the IFRS 9 ECL framework. These are offset by £4 billion out of scope balances primarily related to facilities that, if drawn, would not be classified as AC or FVOCI, or undrawn limits relating to financial assets exclusions. Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £177.4 billion comprised Stage 1; £171.3 billion; Stage 2 £5.4 billion; and Stage 3 £0.7 billion.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Portfolio summary – segment analysis (Within the scope of EY’s review report)
The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.
		Ulster	Commercial	Private			Central items
	UK PB	Bank RoI	Banking	Banking	RBSI	NWM	& other	Total
30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost
Stage 1	137,384	19,684	90,287	14,198	15,011	9,539	5,881	291,984
Stage 2	13,515	1,638	9,237	531	426	229	129	25,705
Stage 3	1,827	2,171	2,340	173	99	715	-	7,325
	152,726	23,493	101,864	14,902	15,536	10,483	6,010	325,014
ECL provisions (1)
Stage 1	99	28	123	12	4	8	6	280
Stage 2	417	56	187	9	2	10	1	682
Stage 3	710	588	926	19	16	81	-	2,340
	1,226	672	1,236	40	22	99	7	3,302
ECL provisions coverage (2)
Stage 1 (%)	0.07	0.14	0.14	0.08	0.03	0.08	0.10	0.10
Stage 2 (%)	3.09	3.42	2.02	1.69	0.47	4.37	0.78	2.65
Stage 3 (%)	38.86	27.08	39.57	10.98	16.16	11.33	-	31.95
	0.80	2.86	1.21	0.27	0.14	0.94	0.12	1.02
Impairment losses
ECL charge (3)	181	(21)	202	(3)	(3)	(36)	3	323
Stage 1	(53)	(24)	(55)	(5)	(3)	(2)	2	(140)
Stage 2	103	(38)	38	(1)	-	(2)	1	101
Stage 3	131	41	219	3	-	(32)	-	362
ECL loss rate - annualised (basis points)	23.70	(17.88)	39.66	(4.03)	(3.86)	(68.68)	9.98	19.88
Amounts written-off	90	72	276	1	2	11	-	452
31 December 2018*
Loans - amortised cost
Stage 1	134,836	17,822	91,034	13,750	13,383	8,196	6,964	285,985
Stage 2	13,245	2,080	9,518	531	289	407	27	26,097
Stage 3	1,908	2,308	2,448	225	101	728	-	7,718
	149,989	22,210	103,000	14,506	13,773	9,331	6,991	319,800
ECL provisions (1)
Stage 1	101	35	124	13	6	6	-	285
Stage 2	430	114	194	10	3	12	-	763
Stage 3	597	638	942	20	17	106	-	2,320
	1,128	787	1,260	43	26	124	-	3,368
ECL provisions coverage (2)
Stage 1 (%)	0.07	0.20	0.14	0.09	0.04	0.07	-	0.10
Stage 2 (%)	3.25	5.48	2.04	1.88	1.04	2.95	-	2.92
Stage 3 (%)	31.29	27.64	38.48	8.89	16.83	14.56	-	30.06
	0.75	3.54	1.22	0.30	0.19	1.33	-	1.05
Impairment losses
ECL charge (3)	339	15	147	(6)	(2)	(92)	(3)	398
ECL loss rate - annualised (basis points)	22.60	6.75	14.27	(4.14)	(1.45)	(98.60)	(4.29)	12.45
Amounts written-off	445	372	572	7	9	89	-	1,494
*Restated. Refer to Note 1 of the main announcement for further details.
Notes:
(1)
Includes £4 million (31 December 2018 – £5 million) related to assets at FVOCI.
(2)
ECL provisions coverage is ECL provisions divided by loans - amortised cost.
(3)
Includes a £30 million charge (31 December 2018 – £3 million charge) related to other financial assets, of which nil (31 December 2018 – £1 million charge) related to assets at FVOCI; and a £28 million charge (31 December 2018 – £31 million release) related to contingent liabilities.

Key points
●
Total ECL provisions reduced slightly in the first half of 2019. The reduced ECL requirement in Stage 1 and Stage 2 performing exposures offset a small increased provisioning requirement in Stage 3 exposures. The ECL requirement arising from the economic uncertainty associated with Brexit is formally reviewed by the Provisions Committee at the end of each quarter. As at the end of H1 2019, the modelled impact remained unchanged from the year end at £101 million.

●
In UK PB, the ECL levels remained broadly stable in Stage 1 and Stage 2 with the increase in Stage 3 including the effect of a loss rate model adjustment on unsecured lending. In addition, the value of new defaults was higher than write-offs and debt repayments by customers, and unlike in 2018, there were no debt sales in H1 2019.

●	In Ulster Bank RoI, the reduction in ECL was driven by ongoing improvements in the portfolio performance and the completion of the remainder of the Bank’s 2018 sale of non-performing loans in H1 2019.
●	In Commercial Banking, the ECL balance reduced marginally with write-offs of legacy positions more than offsetting the small number of significant individual charges during the period.
●
The impairment charge for the half year was £323 million (20 basis points annualised), remaining below the longer term view of normalised loss rates of between 30 and 40 basis points. The charge in Q2 2019 was higher than Q1, driven by a small number of significant individual charges within Commercial Banking.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Segmental loans and impairment metrics (Within the scope of EY’s review report)
The table below shows gross loans and ECL, by segment and stage, within the scope of the ECL framework.
	Gross loans						ECL provisions (2)
		Stage 2 (1)						Stage 2 (1)
	Stage 1	≤30 DPD	>30 DPD	Total	Stage 3	Total	Stage 1	≤30 DPD	>30 DPD	Total	Stage 3	Total
30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK PB	137,384	12,900	615	13,515	1,827	152,726	99	371	46	417	710	1,226
Ulster Bank RoI	19,684	1,583	55	1,638	2,171	23,493	28	51	5	56	588	672
Personal (3)	11,304	1,082	37	1,119	2,000	14,423	9	23	3	26	490	525
Wholesale	8,380	501	18	519	171	9,070	19	28	2	30	98	147
Commercial Banking	90,287	8,891	346	9,237	2,340	101,864	123	181	6	187	926	1,236
Private Banking	14,198	356	175	531	173	14,902	12	4	5	9	19	40
Personal	11,324	203	51	254	157	11,735	4	3	-	3	15	22
Wholesale	2,874	153	124	277	16	3,167	8	1	5	6	4	18
RBS International	15,011	417	9	426	99	15,536	4	2	-	2	16	22
Personal	2,610	36	7	43	86	2,739	1	1	-	1	12	14
Wholesale	12,401	381	2	383	13	12,797	3	1	-	1	4	8
NatWest Markets	9,539	229	-	229	715	10,483	8	10	-	10	81	99
Central items and other	5,881	129	-	129	-	6,010	6	1	-	1	-	7
Total loans	291,984	24,505	1,200	25,705	7,325	325,014	280	620	62	682	2,340	3,302
Of which:
Personal	162,622	14,221	710	14,931	4,070	181,623	113	398	49	447	1,227	1,787
Wholesale	129,362	10,284	490	10,774	3,255	143,391	167	222	13	235	1,113	1,515

31 December 2018*
UK PB	134,836	12,521	725	13,245	1,908	149,989	101	382	48	430	597	1,128
Ulster Bank RoI	17,822	1,968	112	2,080	2,308	22,210	35	103	11	114	638	787
Personal (3)	11,059	1,353	105	1,458	2,153	14,670	13	73	11	84	530	627
Wholesale	6,763	615	7	622	155	7,540	22	30	-	30	108	160
Commercial Banking	91,034	9,087	430	9,518	2,448	103,000	124	186	8	194	942	1,260
Private Banking	13,750	380	151	531	225	14,506	13	5	5	10	20	43
Personal	10,803	183	25	208	203	11,214	5	3	-	3	17	25
Wholesale	2,947	197	126	323	22	3,292	8	2	5	7	3	18
RBS International	13,383	274	15	289	101	13,773	6	3	-	3	17	26
NatWest Markets	8,196	407	-	407	728	9,331	6	12	-	12	106	124
Central items and other	6,964	27	-	27	-	6,991	-	-	-	-	-	-
Total loans	285,985	24,664	1,433	26,097	7,718	319,800	285	691	72	763	2,320	3,368
Of which:
Personal	159,553	14,106	865	14,971	4,351	178,875	122	458	59	517	1,158	1,797
Wholesale	126,432	10,558	568	11,126	3,367	140,925	163	233	13	246	1,162	1,571

*Restated. Refer to Note 1 of the main announcement for further details.

For the notes to this table refer to the following page.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Segmental loans and impairment metrics (Within the scope of EY’s review report)
The table below shows gross loans and ECL provisions, by days past due, by segment and stage, within the scope of the ECL framework.

	ECL provisions coverage						ECL
		Stage 2 (1,2)					Total		Amounts
	Stage 1	≤30 DPD	>30 DPD	Total	Stage 3	Total	charge	Loss rate	written-off
30 June 2019%		%	%	%	%	%	£m	basis points	£m
UK PB	0.07	2.88	7.48	3.09	38.86	0.80	181	23.70	90
Ulster Bank RoI	0.14	3.22	9.09	3.42	27.08	2.86	(21)	(17.88)	72
Personal (3)	0.08	2.13	8.11	2.32	24.50	3.64	(10)	(13.87)	64
Wholesale	0.23	5.59	11.11	5.78	57.31	1.62	(11)	(24.26)	8
Commercial Banking	0.14	2.04	1.73	2.02	39.57	1.21	202	39.66	276
Private Banking	0.08	1.12	2.86	1.69	10.98	0.27	(3)	(4.03)	1
Personal	0.04	1.48	-	1.18	9.55	0.19	(3)	(5.11)	1
Wholesale	0.28	0.65	4.03	2.17	25.00	0.57	-	-	-
RBS International	0.03	0.48	-	0.47	16.16	0.14	(3)	(3.86)	2
Personal	0.04	2.78	-	2.33	13.95	0.51	(1)	(7.30)	2
Wholesale	0.02	0.26	-	0.26	30.77	0.06	(2)	(3.13)	-
NatWest Markets	0.08	4.37	-	4.37	11.33	0.94	(36)	(68.68)	11
Central items and other	0.10	0.78	-	0.78	-	0.12	3	9.98	-
Total loans	0.10	2.53	5.17	2.65	31.95	1.02	323	19.88	452
Of which:
Personal	0.07	2.80	6.90	2.99	30.15	0.98	167	18.39	157
Wholesale	0.13	2.16	2.65	2.18	34.19	1.06	156	21.76	295

31 December 2018*
UK PB	0.07	3.05	6.62	3.25	31.29	0.75	339	22.6	445
Ulster Bank RoI	0.20	5.23	9.82	5.48	27.64	3.54	15	6.8	372
Personal (3)	0.12	5.40	10.48	5.76	24.62	4.27	20	13.6	343
Wholesale	0.33	4.88	-	4.82	69.68	2.12	(5)	(6.6)	29
Commercial Banking	0.14	2.05	1.86	2.04	38.48	1.22	147	14.3	572
Private Banking	0.09	1.32	3.31	1.88	8.89	0.30	(6)	(4.1)	7
Personal	0.05	1.64	-	1.44	8.37	0.22	(6)	(5.4)	5
Wholesale	0.27	1.02	3.97	2.17	13.64	0.55	-	-	2
RBS International	0.04	1.09	-	1.04	16.83	0.19	(2)	(1.5)	9
NatWest Markets	0.07	2.95	-	2.95	14.56	1.33	(92)	(98.6)	89
Central items and other	-	-	-	-	-	-	(3)	(4.3)	-
Total loans excluding
balances at central banks	0.10	2.80	5.02	2.92	30.06	1.05	398	12.5	1,494
Personal	0.08	3.25	6.82	3.45	26.61	1.00	354	19.8	776
Wholesale	0.13	2.21	2.29	2.21	34.51	1.11	44	3.1	718
Total loans	0.08	2.80	5.02	2.92	30.06	0.83	398	9.8	1,494

*Restated. Refer to Note 1 of the main announcement for further details.
Notes:
(1)
30 DPD – 30 days past due, the mandatory 30 days past due backstop is prescribed by IFRS 9 for significant increase in credit risk.
(2)
ECL provisions on contingent liabilities and commitments are included within the Financial assets section so as not to distort ECL coverage ratios.
(3)
Includes a £1 million charge and a £1 million write off (31 December 2018 – £1 million and £3 million) related to the business banking portfolio in Ulster Bank RoI.
(4)
Balances at central banks in scope for ECL are £84.1 billion (31 December 2018 - £87.2 billion). ECL provision related to these balances is £3 million (31 December 2018 - £2 million).

Key points
●
For UK PB, the annualised loss rate of 24 basis points compared to 23 basis points for 2018, with the impairment charge for underlying new defaults broadly stable in H1 2019. The overall coverage level increased slightly driven by the uplift in Stage 3 which included the effect of a loss rate model adjustment on unsecured lending. The reduction in the total value of Stage 3 exposures reflected a methodology refinement in the mortgage portfolio.

●	In Ulster Bank RoI, the P&L benefited from a provision release due to improvements in the portfolio performance reflective of the prevailing macro economic environment.
●
In Commercial Banking, the loss rate of 40 basis points increased from 2018 reflecting a small number of individual charges and a reduction in the level of impairment releases. The coverage level remained stable at 1.21%.

●	In NatWest Markets, the negative loss rate reflected the impact of impairment releases on the legacy portfolio and included a £27 million gain on purchased or originated credit impaired assets.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Portfolio summary – sector analysis (Within the scope of EY’s review report)
The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region based on the country of operation of the customer.
	Personal				Wholesale					Total
		Credit	Other
	Mortgages (1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	167,499	4,181	9,943	181,623	36,918	71,708	27,035	7,730	143,391	325,014
- UK	152,515	4,085	9,467	166,067	33,910	59,111	17,312	3,428	113,761	279,828
- RoI	14,119	96	223	14,438	1,225	4,131	194	3,662	9,212	23,650
- Other Europe	274	-	90	364	1,387	3,927	4,308	334	9,956	10,320
- RoW	591	-	163	754	396	4,539	5,221	306	10,462	11,216
Loans by asset quality (2,3)	167,499	4,181	9,943	181,623	36,918	71,708	27,035	7,730	143,391	325,014
- AQ1-AQ4	105,736	24	1,070	106,830	15,740	23,161	25,792	7,574	72,267	179,097
- AQ5-AQ8	57,317	3,955	7,935	69,207	19,548	46,230	1,219	150	67,147	136,354
- AQ9	1,144	62	310	1,516	114	605	2	1	722	2,238
- AQ10	3,302	140	628	4,070	1,516	1,712	22	5	3,255	7,325
Loans by stage	167,499	4,181	9,943	181,623	36,918	71,708	27,035	7,730	143,391	325,014
- Stage 1	152,647	2,831	7,144	162,622	33,252	61,854	26,537	7,719	129,362	291,984
- Stage 2	11,550	1,210	2,171	14,931	2,150	8,142	476	6	10,774	25,705
- Stage 3	3,302	140	628	4,070	1,516	1,712	22	5	3,255	7,325
Weighted average 12 months PDs *
- IFRS 9 (%)	0.33	4.15	2.84	0.55	0.73	0.91	0.12	0.07	0.71	0.61
- Basel (%)	0.83	3.82	4.02	1.06	0.98	1.59	0.22	0.08	1.07	1.07
ECL provisions by geography	739	224	824	1,787	424	1,050	32	9	1,515	3,302
- UK	236	221	805	1,262	361	681	17	6	1,065	2,327
- RoI	503	3	19	525	40	116	1	1	158	683
- Other Europe	-	-	-	-	21	139	12	1	173	173
- RoW	-	-	-	-	2	114	2	1	119	119
ECL provisions by stage	739	224	824	1,787	424	1,050	32	9	1,515	3,302
- Stage 1	16	36	61	113	44	103	11	9	167	280
- Stage 2	96	100	251	447	41	185	9	-	235	682
- Stage 3	627	88	512	1,227	339	762	12	-	1,113	2,340
ECL provisions coverage (%)	0.44	5.36	8.29	0.98	1.15	1.46	0.12	0.12	1.06	1.02
- Stage 1 (%)	0.01	1.27	0.85	0.07	0.13	0.17	0.04	0.12	0.13	0.10
- Stage 2 (%)	0.83	8.26	11.56	2.99	1.91	2.27	1.89	-	2.18	2.65
- Stage 3 (%)	18.99	62.86	81.53	30.15	22.36	44.51	54.55	-	34.19	31.95
ECL charge	3	26	138	167	22	134	(2)	2	156	323
ECL loss rate (%)	-	1.24	2.78	0.18	0.12	0.37	(0.01)	0.05	0.22	0.20
Amounts written-off	71	35	51	157	173	112	10	-	295	452
Other financial assets by asset quality (3)	-	-	-	-	-	710	12,490	133,781	146,981	146,981
- AQ1-AQ4	-	-	-	-	-	115	11,825	133,781	145,721	145,721
- AQ5-AQ8	-	-	-	-	-	587	659	-	1,246	1,246
- AQ9	-	-	-	-	-	8	3	-	11	11
- AQ10	-	-	-	-	-	-	3	-	3	3
Off-balance sheet	12,883	16,768	12,390	42,041	16,230	53,157	26,949	39,064	135,400	177,441
Loan commitments	12,883	16,768	12,380	42,031	15,538	50,061	25,356	39,064	130,019	172,050
Financial guarantees	-	-	10	10	692	3,096	1,593	-	5,381	5,391
Off-balance sheet by asset quality (3)	12,883	16,768	12,390	42,041	16,230	53,157	26,949	39,064	135,400	177,441
- AQ1-AQ4	11,830	309	9,455	21,594	11,983	36,462	25,443	39,049	112,937	134,531
- AQ5-AQ8	1,043	16,166	2,924	20,133	4,125	16,349	1,504	15	21,993	42,126
- AQ9	1	4	11	16	8	88	-	-	96	112
- AQ10 (4)	9	289	-	298	114	258	2	-	374	672

*Not within the scope of EY's review report.

For the notes to this table refer to the following page.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Portfolio summary – sector analysis (Within the scope of EY’s review report)

	Personal				Wholesale					Total
		Credit	Other
	Mortgages (1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
31 December 2018	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	165,081	4,216	9,578	178,875	36,707	72,240	25,011	6,967	140,925	319,800
- UK	150,233	4,112	9,117	163,462	33,855	60,657	11,611	3,089	109,212	272,674
- RoI	14,350	104	233	14,687	1,114	3,733	392	2,497	7,736	22,423
- Other Europe	102	-	67	169	1,395	3,760	5,903	1,088	12,146	12,315
- RoW	396	-	161	557	343	4,090	7,105	293	11,831	12,388
Loans by asset quality (2,3)	165,081	4,216	9,578	178,875	36,707	72,240	25,011	6,967	140,925	319,800
- AQ1-AQ4	104,989	35	1,040	106,064	16,133	22,587	22,397	6,802	67,919	173,983
- AQ5-AQ8	55,139	3,990	7,736	66,865	18,815	47,651	2,574	161	69,201	136,066
- AQ9	1,287	69	239	1,595	74	359	5	-	438	2,033
- AQ10	3,666	122	563	4,351	1,685	1,643	35	4	3,367	7,718
Loans by stage	165,081	4,216	9,578	178,875	36,707	72,240	25,011	6,967	140,925	319,800
- Stage 1	149,760	2,851	6,942	159,553	33,145	61,844	24,502	6,941	126,432	285,985
- Stage 2	11,655	1,243	2,073	14,971	1,877	8,753	474	22	11,126	26,097
- Stage 3	3,666	122	563	4,351	1,685	1,643	35	4	3,367	7,718
Weighted average 12 months PDs *
- IFRS 9 (%)	0.32	4.03	2.77	0.54	0.75	0.97	0.14	0.06	0.75	0.62
- Basel (%)	0.84	3.52	3.50	1.04	0.95	1.43	0.23	0.06	1.01	1.03
ECL provisions by geography	839	230	728	1,797	588	941	41	1	1,571	3,368
- UK	237	227	707	1,171	518	615	27	1	1,161	2,332
- RoI	602	3	21	626	43	125	2	-	170	796
- Other Europe	-	-	-	-	22	53	10	-	85	85
- RoW	-	-	-	-	5	148	2	-	155	155
ECL provisions by stage	839	230	728	1,797	588	941	41	1	1,571	3,368
- Stage 1	23	38	61	122	43	107	12	1	163	285
- Stage 2	150	120	247	517	39	200	7	-	246	763
- Stage 3	666	72	420	1,158	506	634	22	-	1,162	2,320
ECL provisions coverage (%)	0.51	5.46	7.60	1.00	1.60	1.30	0.16	0.01	1.11	1.05
- Stage 1 (%)	0.02	1.33	0.88	0.08	0.13	0.17	0.05	0.01	0.13	0.10
- Stage 2 (%)	1.29	9.65	11.92	3.45	2.08	2.28	1.48	-	2.21	2.92
- Stage 3 (%)	18.17	59.02	74.60	26.61	30.03	38.59	62.86	-	34.51	30.06
ECL charge	57	87	210	354	30	13	3	(2)	44	398
ECL loss rate (%)	0.03	2.06	2.19	0.20	0.08	0.02	0.01	(0.03)	0.03	0.12
Amounts written-off	368	79	329	776	292	395	31	-	718	1,494
Other financial assets by asset quality (3)	-	-	-	-	105	652	8,838	134,546	144,141	144,141
- AQ1-AQ4	-	-	-	-	105	10	8,110	134,546	142,771	142,771
- AQ5-AQ8	-	-	-	-	-	642	721	-	1,363	1,363
- AQ9	-	-	-	-	-	-	4	-	4	4
- AQ10	-	-	-	-	-	-	3	-	3	3
Off-balance sheet	13,228	16,613	12,229	42,070	16,044	52,730	28,761	29,277	126,812	168,882
Loan commitments	13,228	16,613	12,229	42,070	15,335	48,569	26,684	29,276	119,864	161,934
Financial guarantees	-	-	-	-	709	4,161	2,077	1	6,948	6,948
Off-balance sheet by asset quality (3)	13,228	16,613	12,229	42,070	16,044	52,730	28,761	29,277	126,812	168,882
- AQ1-AQ4	12,116	422	9,103	21,641	11,945	36,134	27,364	29,262	104,705	126,346
- AQ5-AQ8	1,101	15,900	3,116	20,117	3,928	16,390	1,397	15	21,730	41,847
- AQ9	1	8	10	19	6	46	-	-	52	71
- AQ10 (4)	10	283	-	293	165	160	-	-	325	618

*Not within the scope of EY's review report.

Notes:
(1)
Includes £0.6 billion (31 December 2018 – £0.7 billion) secured lending in Private Banking, in line with ECL calculation methodology.
(2)
AQ10 includes £0.7 billion (31 December 2018 – £0.6 billion) of RoI mortgages which are not currently considered defaulted for capital calculation purposes for RoI but included in Stage 3.
(3)
AQ bandings are based on Basel PDs and mapping is as follows:

Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA
AQ2	0.034% - 0.048%	AA to AA-
AQ3	0.048% - 0.095%	A+ to A
AQ4	0.095% - 0.381%	BBB+ to BBB-
AQ5	0.381% - 1.076%	BB+ to BB
AQ6	1.076% - 2.153%	BB- to B+
AQ7	2.153% - 6.089%	B+ to B
AQ8	6.089% - 17.222%	B- to CCC+
AQ9	17.222% - 100%	CCC to C
AQ10	100%	D

(4)
£0.3 billion (December 2018 - £0.3 billion) AQ10 Personal balances primarily relate to loan commitments, the draw down of which is effectively prohibited.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Portfolio summary – sector analysis (Within the scope of EY’s review report)
Wholesale forbearance
The table below shows Wholesale forbearance, Heightened Monitoring and Risk of Credit Loss by sector. Personal forbearance is disclosed on the next page.
	FI	Property	Sovereigns	Other corporate	Total
30 June 2019	£m	£m	£m	£m	£m
Forbearance (flow)	3	284	-	1,594	1,881
Heightened Monitoring and Risk of Credit Loss	88	1,082	-	3,771	4,941

31 December 2018
Forbearance (flow)	14	305	-	2,247	2,566
Heightened Monitoring and Risk of Credit Loss	100	503	16	4,145	4,764

Key points
●  Loans by stage – The percentage of exposure in Stage 1 and Stage 2 was broadly unchanged from the 2018 year end. The reduction in value of mortgage Stage 3 exposures included a methodology change in the UK PB portfolio and also the completion of the remainder of Ulster Bank RoI’s 2018 sale of non-performing loans in H1 2019.

● Weighted average 12 months PDs – In Wholesale, Basel PDs, which are based on a through-the-cycle approach, tend to be higher than point-in-time best estimate IFRS 9 PDs, which reflect the current state in the economic cycle. Basel PDs also include an element of conservatism associated with the regulatory capital framework. In Personal, the Basel PDs, which are point-in-time estimates, also tend to be higher also reflecting conservatism (conservatism is higher in mortgages than other products), and an element of default rate under-prediction in the IFRS 9 PD models. This overall default rate under-prediction was mitigated by net ECL modelling overlays of approximately £30 million at H1 2019, pending model calibrations being implemented. The IFRS 9 PD for credit cards was higher than the Basel equivalent and reflected the relative sensitivity of the IFRS 9 model to forward-looking economic drivers, as well as an IFRS 9 model over-prediction mitigated within the ECL overlay.

● ECL provision by stage and coverage – The majority of ECL by value in both Personal and Wholesale was in Stage 3. Provision coverage was progressively higher by stage reflecting the lifetime nature of losses in both Stage 2 and Stage 3. In the Personal portfolio, provision coverage was materially lower in mortgages relative to credit cards and other personal unsecured products reflecting the secured nature of the facilities. For Wholesale exposures, security and enterprise value mitigated losses in Stage 3.
● In mortgages, the reduction in Stage 1 and Stage 2 ECL was driven by the movement of exposures into Stage 3 following a regulatory driven revision to the definition of default in the Ulster Bank RoI business. The corresponding increase in Stage 3 ECL was offset by the completion of the remainder of Ulster Bank RoI’s 2018 sale of non-performing loans in H1 2019. The increase in ECL and provision coverage on Other personal included the effect of a loss rate model adjustment.
● The ECL impairment charge for the half year was £323 million (20 basis points annualised), remaining below the longer term view of normalised loss rates of 30 to 40 basis points. The charge in Q2 2019 was higher than Q1, driven by a small number of significant individual charges.

● Completed Wholesale forbearance in the six months to 30 June 2019 was £1.9 billion compared to £2.6 billion for the full year 2018. Forbearance during the period was largely driven by Services, Retail & Leisure, Property and Transport sectors. The volume of customers completing forbearance was similar to 2018. However, exposure levels increased due to a small number of entities with large exposures. The portfolio continues to be monitored closely with targeted sector reviews.
● Heightened Monitoring and Risk of Credit Loss – The volume of customers classified as Heightened Monitoring or Risk of Credit Loss remained similar to December 2018 with exposure increasing from £4.8 billion to £4.9 billion in the period to 30 June 2019. The increase in exposures was driven by the Heightened Monitoring portfolio. With ongoing economic and political uncertainty, key wholesale sectors continue to be reviewed at senior credit forums with business appetite and underwriting standards tightened where necessary.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Personal portfolio (Within the scope of EY’s review report)
Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).

	30 June 2019					31 December 2018
	UK	Ulster	Private			UK	Ulster	Private
	PB	Bank RoI	Banking	RBSI	Total	PB	Bank RoI	Banking	RBSI	Total
Personal lending	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages	140,929	14,181	9,474	2,661	167,245	138,250	14,361	9,082	2,684	164,377
of which:
Owner occupied	125,719	13,070	8,302	1,756	148,847	122,642	13,105	7,953	1,781	145,481
Buy-to-let	15,210	1,111	1,172	905	18,398	15,608	1,256	1,129	903	18,896
Interest only - variable	7,062	179	3,585	431	11,257	8,358	188	3,871	489	12,906
Interest only - fixed	12,632	10	4,275	226	17,143	12,229	12	3,636	187	16,064
Mixed (1)	6,088	63	2	22	6,175	6,036	68	2	18	6,124
Impairment provision (2)	215	502	5	13	735	212	602	5	16	835
Other personal lending (3)	12,179	317	1,654	52	14,202	11,633	330	1,676	55	13,694
Impairment provision (2)	1,003	22	17	1	1,043	909	25	19	1	954
Total personal lending	153,108	14,498	11,128	2,713	181,447	149,883	14,691	10,758	2,739	178,071

Mortgage LTV ratios
- Total portfolio	57%	61%	56%	58%	57%	56%	62%	56%	58%	57%
- Stage 1	57%	58%	56%	57%	57%	56%	58%	56%	57%	56%
- Stage 2	59%	66%	56%	66%	60%	58%	67%	58%	55%	59%
- Stage 3	56%	74%	58%	91%	67%	55%	77%	58%	99%	69%
- Buy-to-let	53%	63%	53%	53%	54%	53%	64%	53%	53%	54%
- Stage 1	52%	60%	53%	53%	53%	53%	58%	53%	52%	53%
- Stage 2	58%	68%	58%	48%	59%	57%	72%	53%	57%	60%
- Stage 3	59%	76%	61%	67%	68%	58%	78%	68%	75%	71%
Gross new mortgage lending	13,957	612	1,015	173	15,757	29,555	1,015	1,846	353	32,769
of which:
Owner occupied exposure	13,480	606	929	113	15,128	28,608	1,004	1,689	241	31,542
Weighted average LTV	70%	75%	64%	73%	70%	69%	73%	62%	68%	69%
Buy-to-let exposure	477	5	86	60	628	947	11	157	112	1,227
Weighted average LTV	62%	59%	57%	64%	61%	61%	57%	55%	61%	60%
Interest only variable rate	13	-	309	3	325	43	-	697	13	753
Interest only fixed rate	567	-	500	30	1,097	1,189	-	764	43	1,996
Mixed (1)	461	-	-	-	461	912	1	-	-	913
Mortgage forbearance
Forbearance flow	254	169	9	3	435	446	210	11	16	683
Forbearance stock	1,289	2,429	7	12	3,737	1,338	2,645	8	17	4,008
Current	683	1,265	4	10	1,962	724	1,291	6	14	2,035
1-3 months in arrears	351	204	3	1	559	350	261	-	1	612
>3 months in arrears	255	960	-	1	1,216	264	1,093	2	3	1,362

Notes:
(1)	Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.
(2)	For UK PB this excludes a non material amount of provisions held on relatively small legacy portfolios.
(3)	Other lending comprises unsecured lending except for Private Banking, which includes both secured and unsecured lending. Other Lending excludes loans that that are commercial in nature.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Personal portfolio (Within the scope of EY’s review report)
Key points
●	The overall credit risk profile of the Personal portfolio, and its performance against credit risk appetite, remained stable during 2019.

●
In UK PB, lending grew by £2.7 billion in the first six months with new lending partly offset by mortgage redemptions and repayments. In Ulster Bank RoI, the reduction in the mortgage portfolio was primarily driven by the completion of the remainder of Ulster Bank RoI’s 2018 sale of non-performing loans in H1 2019, as well as portfolio amortisation and redemptions outweighing new lending in the first half of 2019.

●
New mortgage lending was higher than in H1 2018. The existing mortgage stock and new business were closely monitored against agreed risk appetite parameters. These included loan-to-value ratios, loan-to-income ratios, buy-to-let concentrations, new-build concentrations and credit quality. Underwriting standards were maintained during the period.

●	Mortgage growth was driven by the owner-occupied portfolio. New mortgages in the buy-to-let portfolio remained subdued as tax and regulatory changes in the UK affected borrower activity.

●	The mortgage portfolio loan-to-value ratio increased slightly in the UK, reflecting slower UK house price growth.

●
The stock of lending in Greater London and the South East was 42% of the UK PB portfolio. (31 December 2018 – 42%). The average weighted loan-to-value for these regions was 52% (31 December 2018 – 51%) compared to 57% for all regions.

●
By value, the proportion of mortgages on interest only and mixed terms (capital and interest only) reduced, driven by fewer buy-to-let mortgages and low volumes of owner occupier interest only new business.

●
As at 30 June 2019, 85% of customers in the UK PB mortgage portfolio were on fixed rates (47% on five-year deals). In addition, 97% of all new mortgage completions were fixed-rate deals (62% of which were five-year deals), as customers sought to minimise the impact of potential rate rises.

●
The growth in unsecured lending during the first six months of 2019 was driven by the UK PB unsecured loans portfolio. The bank also reintroduced 0% balance transfer credit cards during the period which has increased credit card exposure. Unsecured new business increased 2% in the first half of 2019 (compared to H2 2018), reflecting product offering differences, pricing initiatives, and increased marketing activity.

●
Unsecured credit quality improved modestly, reflecting active portfolio management with tightening implemented across loan and credit card portfolios in H1 2019 to ensure that performance of higher risk customers remained within risk appetite.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Personal portfolio (Within the scope of EY’s review report)
Mortgage LTV distribution by stage
The table below shows gross mortgage lending and related ECL by LTV band. Mortgage lending not within the scope of IFRS 9 ECL reflected portfolios carried at fair value.
	Mortgages						ECL provisions				ECL provisions coverage (2)
				Not within		Of which:
				IFRS 9 ECL		Gross new
UK PB	Stage 1	Stage 2	Stage 3	scope	Total	lending	Stage 1	Stage 2	Stage 3	Total (1)	Stage 1	Stage 2	Stage 3	Total
30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	46,571	3,362	511	140	50,584	2,045	1	18	63	82	-	0.5	12.3	0.2
>50% and ≤70%	44,371	3,679	465	40	48,555	3,873	2	25	38	65	-	0.7	8.2	0.1
>70% and ≤80%	21,454	1,702	153	8	23,317	3,578	2	12	12	26	-	0.7	8.0	0.1
>80% and ≤90%	13,419	1,191	84	4	14,698	3,868	2	12	8	22	-	1.0	9.7	0.1
>90% and ≤100%	3,210	241	25	5	3,481	511	1	5	3	9	-	2.0	11.8	0.2
>100% and ≤110%	50	36	9	1	96	-	-	2	2	4	0.1	4.3	17.5	3.2
>110% and ≤130%	57	36	9	2	104	-	-	2	2	4	0.1	5.4	24.1	3.9
>130% and ≤150%	22	23	6	-	51	-	-	1	1	2	0.1	5.7	15.4	4.4
>150%	4	9	4	-	17	-	-	-	1	1	0.1	5.2	30.6	10.2

Total with LTVs	129,158	10,279	1,266	200	140,903	13,875	8	77	130	215	-	0.7	10.3	0.2
Other	22	3	1	-	26	82	-	-	-	-	0.1	4.5	48.1	2.2
Total	129,180	10,282	1,267	200	140,929	13,957	8	77	130	215	-	0.7	10.3	0.2

31 December 2018
≤50%	47,111	3,423	516	153	51,203	4,779	2	16	64	82	-	0.5	12.4	0.2
>50% and ≤70%	44,037	3,632	459	49	48,177	8,535	2	23	39	64	-	0.6	8.5	0.1
>70% and ≤80%	20,345	1,490	135	15	21,985	7,434	1	11	11	23	-	0.7	8.1	0.1
>80% and ≤90%	12,733	1,118	81	12	13,944	7,524	2	12	8	22	-	1.1	10.0	0.2
>90% and ≤100%	2,343	178	24	7	2,552	1,104	1	4	3	8	-	2.4	12.1	0.3
>100% and ≤110%	57	35	8	1	101	-	-	2	1	3	0.1	4.6	14.1	2.8
>110% and ≤130%	53	41	9	2	105	-	-	2	1	3	0.1	5.4	14.6	3.4
>130% and ≤150%	23	23	6	-	52	-	-	1	1	2	0.1	6.2	13.4	4.3
>150%	3	9	3	-	15	-	-	1	1	2	0.1	6.2	17.3	7.2

Total with LTVs	126,705	9,949	1,241	239	138,134	29,376	8	72	129	209	-	0.7	10.4	0.2
Other	96	13	4	3	116	179	-	1	2	3	-	4.7	53.5	2.6
Total	126,801	9,962	1,245	242	138,250	29,555	8	73	131	212	-	0.7	10.5	0.2

For the notes to this table refer to the following page.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Personal portfolio (Within the scope of EY’s review report)

	Mortgages				ECL provisions				ECL provisions coverage (2)

Ulster Bank RoI	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	4,120	333	518	4,971	2	5	79	86	-	1.4	15.2	1.7
>50% and ≤70%	3,537	252	448	4,237	1	4	70	75	-	1.4	15.6	1.8
>70% and ≤80%	1,392	134	233	1,759	1	2	48	51	-	1.5	20.6	2.9
>80% and ≤90%	1,077	121	241	1,439	1	2	61	64	0.1	1.8	25.4	4.4
>90% and ≤100%	540	97	204	841	-	2	64	66	0.1	1.9	31.1	7.8
>100% and ≤110%	247	59	158	464	-	2	52	54	0.1	2.9	33.2	11.7
>110% and ≤130%	149	44	168	361	-	1	69	70	0.2	3.2	40.9	19.5
>130% and ≤150%	19	8	51	78	-	-	25	25	0.3	5.9	49.3	33.1
>150%	8	2	21	31	-	-	11	11	0.3	10.2	52.7	36.3
Total with LTVs	11,089	1,050	2,042	14,181	5	18	479	502	0.1	1.7	23.4	3.5

31 December 2018
≤50%	3,818	374	463	4,655	1	5	40	46	-	1.4	8.6	1.0
>50% and ≤70%	3,567	365	459	4,391	2	10	47	59	-	2.7	10.3	1.3
>70% and ≤80%	1,564	190	241	1,995	1	11	52	64	0.1	5.5	21.5	3.2
>80% and ≤90%	1,059	184	272	1,515	2	15	82	99	0.2	8.3	30.2	6.5
>90% and ≤100%	570	154	261	985	2	17	99	118	0.4	11.1	37.7	11.9
>100% and ≤110%	197	80	207	484	2	10	85	97	0.9	12.8	41.1	20.1
>110% and ≤130%	51	35	179	265	-	6	84	90	0.8	16.6	47.0	34.0
>130% and ≤150%	5	5	37	47	-	1	20	21	0.3	19.1	54.7	45.2
>150%	10	1	13	24	-	1	7	8	2.1	27.2	58.9	33.5
Total with LTVs	10,841	1,388	2,132	14,361	10	76	516	602	0.1	5.4	24.2	4.2

Notes:
(1)
Excludes a non-material amount of provisions held on relatively small legacy portfolios.
(2)
ECL provisions coverage is ECL provisions divided by drawn exposure.

Key points
●
The UK mortgage portfolio LTV ratio increased slightly reflecting slower UK house price growth. In Ulster Bank RoI the small changes to portfolio level LTVs were mainly driven by the implementation of an enhanced indexation methodology that improves the granularity of information at individual mortgage account level.

●
ECL coverage rates increased through the LTV bands with both UK PB and Ulster Bank RoI having only limited exposures in the highest LTV bands. The relatively high coverage level in the lowest LTV band for UK PB included the effect of the modelling approach that recognised an element of expected loss on mortgages that are not subject to formal repossession activity, and also discounting expected recoveries over time. Similarly in Ulster Bank RoI, the relatively high coverage level in the lower LTV bands is driven by the implementation of a new modelling methodology that applies higher losses to these LTV bands.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Personal portfolio (Within the scope of EY’s review report)
UK PB Mortgage LTV distribution by region

		50%	80%	100%			Weighted
	≤50%	≤80%	≤100%	≤150%	>150%	Total	average LTV	Other	Total	Total
LTV ratio value	£m	£m	£m	£m	£m	£m	%	£m	£m	%
30 June 2019
South East	13,336	18,064	4,099	11	-	35,510	56	8	35,518	25
Greater London	13,792	9,442	837	4	-	24,075	47	4	24,079	17
Scotland	3,591	5,987	1,188	2	-	10,768	58	1	10,769	8
North West	4,029	7,830	2,140	5	-	14,004	60	3	14,007	10
South West	4,265	7,089	1,323	7	-	12,684	57	2	12,686	9
West Midlands	2,791	5,653	1,735	5	-	10,184	61	1	10,185	7
Rest of the UK	8,780	17,807	6,856	218	17	33,678	63	7	33,685	24
Total	50,584	71,872	18,178	252	17	140,903	57	26	140,929	100

31 December 2018
South East	14,699	17,147	2,843	8	-	34,697	53	27	34,724	25
Greater London	12,928	9,614	1,298	3	-	23,843	48	19	23,862	17
Scotland	3,205	5,612	1,844	11	-	10,672	60	8	10,680	8
North West	4,163	7,756	1,970	6	-	13,895	59	12	13,907	10
South West	4,231	6,843	1,292	8	-	12,374	57	9	12,383	9
West Midlands	3,036	5,642	1,192	4	-	9,874	58	7	9,881	7
Rest of the UK	8,942	17,548	6,056	217	16	32,779	62	34	32,813	24
Total	51,204	70,162	16,495	257	16	138,134	56	116	138,250	100

Commercial real estate (CRE)
The CRE portfolio comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders but excluding housing associations, construction and the building materials sub-sector). The sector is reviewed regularly at senior executive committees. Reviews include portfolio credit quality, capital consumption and control frameworks. All disclosures in the CRE section are based on current exposure (gross of provisions). Current exposure is defined as: loans; the amount drawn under a credit facility plus accrued interest; contingent obligations; the issued amount of guarantee or letter or credit; derivatives – the mark-to-market value, netted where netting agreements exist and net of legally enforceable collateral.

	30 June 2019				31 December 2018
	UK	RoI	Other	Total	UK	RoI	Other	Total
By geography and sub sector (1)	£m	£m	£m	£m	£m	£m	£m	£m
Investment
Residential (2)	4,571	382	27	4,980	4,426	363	54	4,843
Office (3)	3,014	150	621	3,785	2,889	164	651	3,704
Retail (4)	5,239	52	126	5,417	5,168	40	92	5,300
Industrial (5)	2,351	54	106	2,511	2,270	51	176	2,497
Mixed/other (6)	3,340	214	38	3,592	3,221	180	123	3,524
	18,515	852	918	20,285	17,974	798	1,096	19,868

Development
Residential (2)	2,639	152	20	2,811	2,715	122	124	2,961
Office (3)	118	-	-	118	192	-	-	192
Retail (4)	103	7	1	111	94	7	1	102
Industrial (5)	120	2	-	122	119	2	12	133
Mixed/other (6)	27	3	-	30	32	2	-	34
	3,007	164	21	3,192	3,152	133	137	3,422

Total	21,522	1,016	939	23,477	21,126	931	1,233	23,290

Notes:
(1)	Geographical splits are based on country of collateral risk.
(2)	Residential properties including houses, flats and student accommodation.
(3)	Office properties including offices in central business districts, regional headquarters and business parks.
(4)	Retail properties including high street retail, shopping centres, restaurants, bars and gyms.
(5)	Industrial properties including distribution centres, manufacturing and warehouses.
(6)	Mixed usage or other properties that do not fall within the other categories above. Mixed generally relates to a mixture of retail/office with residential.

Appendix 1 Capital and risk management
Credit risk: Banking activities continued
Commercial real estate
CRE LTV distribution by stage (Within the scope of EY’s review report)
The table below shows CRE current exposure and related ECL by LTV band.
	Current exposure (gross of provisions) (1,2)					ECL provisions				ECL provisions coverage (4)
				Not within
				IFRS 9 ECL
	Stage 1	Stage 2	Stage 3	scope (3)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	8,836	264	45	794	9,939	8	5	12	25	0.1	1.8	26.3	0.3
>50% and ≤70%	4,674	464	79	781	5,998	6	6	12	24	0.1	1.3	14.9	0.5
>70% and ≤80%	266	92	36	15	409	1	1	9	11	0.3	1.1	24.8	2.7
>80% and ≤90%	70	7	22	2	101	-	-	4	4	0.4	4.7	16.3	4.2
>90% and ≤100%	14	4	24	1	43	-	1	12	13	0.7	15.1	50.4	29.3
>100% and ≤110%	24	4	12	-	40	-	-	4	4	0.4	5.0	36.1	11.7
>110% and ≤130%	13	12	114	4	143	-	1	29	30	0.7	5.0	24.7	20.9
>130% and ≤150%	7	3	5	-	15	-	-	2	2	1.0	14.1	48.4	20.2
>150%	37	5	30	-	72	-	1	20	21	0.6	10.8	68.4	29.3
Total with LTVs	13,941	855	367	1,597	16,760	15	15	104	134	0.1	1.7	28.2	0.9
Total portfolio average LTV (%)	44%	55%	101%	48%	46%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Other (5)	2,217	283	716	309	3,525	3	4	51	58	0.1	1.6	7.1	1.8
Development (6)	2,667	194	144	187	3,192	10	3	73	86	0.4	1.7	50.8	2.9
Total	18,824	1,332	1,227	2,093	23,477	28	22	228	278	0.2	1.6	18.6	1.3

31 December 2018
≤50%	8,229	245	52	795	9,321	7	4	14	25	0.1	1.7	26.4	0.3
>50% and ≤70%	4,769	297	78	703	5,847	6	6	14	26	0.1	2.0	17.8	0.5
>70% and ≤80%	394	43	33	6	476	1	1	8	10	0.3	2.6	23.4	2.1
>80% and ≤90%	55	11	24	2	92	-	-	5	5	0.3	3.4	20.9	6.1
>90% and ≤100%	31	7	20	1	59	-	-	7	7	0.6	5.1	34.9	12.9
>100% and ≤110%	53	4	15	-	72	-	-	5	5	0.3	4.2	34.6	7.6
>110% and ≤130%	22	3	111	4	140	-	-	22	22	0.4	5.4	19.4	16.0
>130% and ≤150%	6	10	10	-	26	-	1	4	5	0.9	6.3	40.6	18.1
>150%	30	6	42	-	78	-	1	29	30	0.5	9.8	69.6	38.1
Total with LTVs	13,589	626	385	1,511	16,111	14	13	108	135	0.1	2.1	27.9	0.9
Total portfolio average LTV (%)	-	1	1	-	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Other (5)	2,655	133	784	185	3,757	4	5	50	59	0.2	4.0	6.3	1.7
Development (6)	2,865	205	178	174	3,422	11	3	80	94	0.4	1.6	44.8	2.9
Total	19,109	964	1,347	1,870	23,290	29	21	238	288	0.2	2.3	17.6	1.3

Notes:
(1)
Comprises gross lending, interest rate hedging derivatives and other assets carried at fair value that are managed as pert of the overall CRE portfolio.
(2)
The exposure in Stage 3 mainly related to legacy assets.
(3)
Includes exposures relating to non-modelled portfolios and other exposures carried at fair value, including derivatives.
(4)
ECL provisions coverage is ECL provisions divided by current exposure.
(5)
Relates mainly to business banking, rate risk management products and unsecured corporate lending. The low Stage 3 ECL provisions coverage was driven by a single large exposure, which has been written down to the expected recoverable amount.
(6)
Related to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.

Key points
●	Overall – The majority of the CRE portfolio was managed in the UK within Commercial Banking and Private Banking. Business appetite and strategy remain aligned across the segments.
●
2019 trends – The portfolio remained broadly unchanged in size and composition, although activity in the commercial property market in H1 2019 has been slower than in previous years. While the office and industrial sub-sectors have remained relatively resilient to date, rents and values in the retail sub-sector and market liquidity have declined significantly. The risk of a disorderly exit from the EU persists. The mainstream residential CRE market remained resilient, supported by high employment and a competitive mortgage market. However, liquidity has been markedly reduced for higher value homes and values in London reduced slightly from recent highs. The build to rent market continues to grow, backed by very strong demand from institutional investors.

●
Credit quality – Despite the challenges in the sub-sector, the CRE retail portfolio had a low default rate, with a limited number of new defaults. The sub-sector was monitored on a regular basis and credit quality was in line with the wider CRE portfolio.

●	Risk appetite – Lending criteria for commercial real estate are considered conservative, with lower leverage required for new London office originations, in addition to parts of the retail sector.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Flow statements (Within the scope of EY’s review report)
The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures in this section may therefore differ from those reported in other tables in the credit risk section, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL impact. Other points to note:
●
Financial assets presented in the flow statements include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.

●
Stage transfers (for example, exposures moving from Stage 1 to Stage 2) are a key feature of ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly there is an ECL benefit for accounts improving stage.

●
Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.

●
Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.

●	Amounts written-off – represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.
●
There were small ECL flows from Stage 3 to Stage 1. This does not however indicate that accounts returned from Stage 3 to Stage 1 directly. On a similar basis, there were flows from Stage 1 to Stage 3 including transfers due to unexpected default events. The small number of write-offs in Stage 1 and Stage 2 reflect the  effect of portfolio debt sales and also staging at the start of the analysis period.

● ●
 The impact of model changes during H1 2019 was not material at a RBS Group-wide level or in the portfolios disclosed below.
 Reporting enhancements since 31 December 2018 now mean all movements are captured monthly and aggregated. Previously, for example, the main Personal portfolios were prepared on a six month movement basis.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Group total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	422,541	297	27,360	772	7,796	2,327	457,697	3,396
Currency translation and other adjustments	227	(2)	(2)	(2)	97	-	322	(4)
Transfers from Stage 1 to Stage 2	(13,427)	(54)	13,427	54	-	-	-	-
Transfers from Stage 2 to Stage 1	10,781	167	(10,781)	(167)	-	-	-	-
Transfers to Stage 3	(216)	(3)	(1,663)	(136)	1,879	139	-	-
Transfers from Stage 3	241	15	727	64	(968)	(79)	-	-

Net re-measurement of ECL on stage transfer		(140)		279		307		446
Changes in risk parameters (model inputs)		(37)		(138)		172		(3)
Other changes in net exposure	(7,654)	37	(2,257)	(40)	(892)	(32)	(10,803)	(35)
Other (P&L only items)		-		-		(85)		(85)

Income statement (releases)/charges		(140)		101		362		323
Amounts written-off	-	-	(4)	(4)	(448)	(448)	(452)	(452)
Other movements		-		-		(46)		(46)
At 30 June 2019	412,493	280	26,807	682	7,464	2,340	446,764	3,302
Net carrying amount	412,213		26,125		5,124		443,462

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Flow statements (Within the scope of EY’s review report)
The following flow statements show the material portfolios underpinning the Group flow statements.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
UK PB - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	127,671	10	10,241	74	1,216	132	139,128	216
Transfers from Stage 1 to Stage 2	(3,535)	(1)	3,535	1	-	-	-	-
Transfers from Stage 2 to Stage 1	2,507	8	(2,507)	(8)	-	-	-	-
Transfers to Stage 3	(8)	-	(324)	(11)	332	11	-	-
Transfers from Stage 3	12	1	188	15	(200)	(16)	-	-

Net re-measurement of ECL on stage transfer		(8)		15		9		16
Changes in risk parameters (model inputs)		-		(2)		32		30
Other changes in net exposure	1,559	(1)	(742)	(6)	(119)	(7)	698	(14)
Other (P&L only items)		-		-		(14)		(14)

Income statement (releases)/charges		(9)		7		20		18
Amounts written-off	-	-	(1)	(1)	(11)	(11)	(12)	(12)
Other movements		-		-		(18)		(18)
At 30 June 2019	128,206	9	10,390	77	1,218	132	139,814	218

Net carrying amount	128,197		10,313		1,086		139,596

Key points
●	ECL remained broadly stable across all stages.
●	ECL transfers from Stage 3 back to Stage 1 and Stage 2 were higher than those in unsecured lending, due to the higher cure activity typically seen in mortgages.
●	The increase in Stage 3 ECL changes in risk parameters reflected the monthly assessment of the loss requirement, capturing underlying portfolio movements.
●
Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. Write-off would typically be within five years from default but can be longer.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Flow statements (Within the scope of EY’s review report)
	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
UK PB - credit cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	2,632	36	1,226	118	106	71	3,964	225
Transfers from Stage 1 to Stage 2	(617)	(11)	617	11	-	-	-	-
Transfers from Stage 2 to Stage 1	522	35	(522)	(35)	-	-	-	-
Transfers to Stage 3	(10)	-	(65)	(21)	75	21	-	-
Transfers from Stage 3	-	-	5	3	(5)	(3)	-	-

Net re-measurement of ECL on stage transfer		(25)		73		28	-	76
Changes in risk parameters (model inputs)		(10)		(51)		8	-	(53)
Other changes in net exposure	23	9	(64)	-	(15)	(1)	(56)	8
Other (P&L only items)		-		-		(5)		(5)

Income statement (releases)/charges		(26)		22		30		26
Amounts written off	-	-	-	-	(35)	(35)	(35)	(35)
Other movements		-		-		(3)		(3)
At 30 June 2019	2,550	34	1,197	98	126	86	3,873	218
Net carrying amount	2,516		1,099		40		3,655

Key points
●
Overall ECL reduced slightly over the period. This was mainly due to lower Stage 2 ECL, reflecting a recalibration of the modelled loss rate to align to observed experience. The increase in Stage 3 exposures and ECL reflected the impact of business-as-usual default flows, which have been broadly stable in 2019.

●
The portfolio continued to experience cash recoveries after write-off which are reported in other (P&L only items). These benefited the income statement without affecting ECL. The level has reduced compared to prior years reflecting the debt sales executed in 2018.

●	Charge-off (analogous to partial write-off) typically occurs after 12 missed payments.

UK PB - Other personal unsecured
At 1 January 2019	5,073	54	1,970	239	495	394	7,538	687
Currency translation and other adjustments	217	-	10	-	6	2	233	2
Transfers from Stage 1 to Stage 2	(1,213)	(20)	1,213	20	-	-	-	-
Transfers from Stage 2 to Stage 1	593	40	(593)	(40)	-	-	-	-
Transfers to Stage 3	(6)	-	(161)	(56)	167	56	-	-
Transfers from Stage 3	2	-	18	5	(20)	(5)	-	-

Net re-measurement of ECL on stage transfer		(31)		114		48	-	131
Changes in risk parameters (model inputs)		2		(23)		56	-	35
Other changes in net exposure	736	11	(296)	(17)	(18)	(4)	422	(10)
Other (P&L only items)		-		-		(19)		(19)

Income statement (releases)/charges		(18)		74		81		137
Amounts written off	-	-	-	-	(43)	(43)	(43)	(43)
Other movements		-		-		(12)		(12)
At 30 June 2019	5,402	56	2,161	242	587	492	8,150	790

Net carrying amount	5,346		1,919		95		7,360

Key points
●
The overall increase in ECL was driven by Stage 3 exposures which included the effect of a loss rate model adjustment. Furthermore, the value of new defaults was higher than write-offs and customer debt repayments, and unlike in 2018, there were no debt sales in H1 2019.

●	There was a modest increase in the rate of default over the last six months from a low level addressed through the tightening of risk appetite.
●	Stage 1 and Stage 2 ECL remained broadly stable.
●
The portfolio continued to experience cash recoveries after write-off which are reported in other (P&L only items). These benefited the income statement without affecting ECL. The level has reduced compared to prior years reflecting the debt sales executed in 2018.

●	Write-off occurs once recovery activity with the customer has been concluded and there are no further recoveries expected, but no later than six years after default.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Flow statements (Within the scope of EY’s review report)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Ulster Bank RoI - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	10,782	11	1,394	75	2,137	516	14,313	602
Currency translation and other adjustments	4	(1)	(8)	(2)	(2)	(1)	(6)	(4)
Transfers from Stage 1 to Stage 2	(739)	(3)	739	3	-	-	-	-
Transfers from Stage 2 to Stage 1	889	14	(889)	(14)	-	-	-	-
Transfers to Stage 3	(35)	(2)	(236)	(25)	271	27	-	-
Transfers from Stage 3	8	-	121	22	(129)	(22)	-	-

Net re-measurement of ECL on stage transfer		(11)		1		-		(10)
Changes in risk parameters (model inputs)		(4)		(40)		23		(21)
Other changes in net exposure	96	1	(64)	-	(177)	(2)	(145)	(1)
Other (P&L only items)		-		-		20		20

Income statement (releases)/charges		(14)		(39)		41		(12)
Amounts written off	-	-	(2)	(2)	(55)	(55)	(57)	(57)
Other movements		-		-		(7)		(7)
At 30 June 2019	11,005	5	1,055	18	2,045	479	14,105	502

Net carrying amount	11,000		1,037		1,566		13,603

Key points
●	The overall ECL reduction reflected the completion of the remainder of Ulster Bank RoI’s 2018 sale of non-performing loans in H1 2019 and ongoing improvements in underlying portfolio performance.
●	The transfers into Stage 3 were reflective of the implementation of an enhanced Stage 3 definition, with £230 million of exposures re-classified as Stage 3 assets under the new definition.
●	The reduction in Stage 2 ECL was driven by the implementation of the enhanced Stage 3 definition and the re-allocation of post-model adjustments to Stage 3 assets.
●
Write-off generally occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding which has been deemed irrecoverable. There is no set time period within which write-offs can occur.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Flow statements (Within the scope of EY’s review report)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial Banking - excluding business banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	81,485	108	9,393	155	2,358	785	93,236	1,048
Currency translation and other adjustments	86	(3)	(10)	1	94	(3)	170	(5)
Inter-Group transfers	(319)	-	19	-	(1)	13	(301)	13
Transfers from Stage 1 to Stage 2	(5,804)	(10)	5,804	10	-	-	-	-
Transfers from Stage 2 to Stage 1	4,801	43	(4,801)	(43)	-	-	-	-
Transfers to Stage 3	(107)	-	(716)	(11)	823	11	-	-
Transfers from Stage 3	189	10	363	8	(552)	(18)	-	-

Net re-measurement of ECL on stage transfer		(43)		41		185		183
Changes in risk parameters (model inputs)		(5)		(1)		22		16
Other changes in net exposure	2,453	6	(982)	(7)	(403)	1	1,068	-
Other (P&L only items)		-		-		(15)		(15)

Income statement (releases)/charges		(42)		33		193		184
Amounts written off	-	-	-	-	(247)	(247)	(247)	(247)
Other movements		-		-		-		-
Unwinding of discount		-		-		(3)		(3)
At 30 June 2019	82,784	106	9,070	153	2,072	746	93,926	1,005

Net carrying amount	82,678		8,917		1,326		92,921

Key points
●	ECL decreased with write-offs exceeding the level of impairment charges on new into default cases.
●
Stage 1 and Stage 2 ECL remained largely unchanged during H1 2019. Changes to risk parameters in Stage 1 and Stage 2 largely reflected improvements in underlying credit risk metrics which were partially offset by regular updates to certain underlying models.

●	Growth in Stage 1 assets represented new business during the period. Stage 2 balances reduced as new transfers-in were offset by repayments and loans transferring to Stage 1.
●
Stage 3 income statement charges increased during the period compared to 2018. This was due to a small number of individually significant impairment charges which also impacted the transfers to Stage 3 during the period.

Commercial - business banking
At 1 January 2019	6,303	22	897	43	235	153	7,435	218
Currency translation and other adjustments	-	-	1	-	-	-	1	-
Transfers from Stage 1 to Stage 2	(483)	(3)	483	3	-	-	-	-
Transfers from Stage 2 to Stage 1	353	10	(353)	(10)	-	-	-	-
Transfers to Stage 3	(9)	-	(70)	(10)	79	10	-	-
Transfers from Stage 3	4	1	13	3	(17)	(4)	-	-

Net re-measurement of ECL on stage transfer		(9)		25		26		42
Changes in risk parameters (model inputs)		(6)		(16)		28		6
Other changes in net exposure	199	2	(130)	(4)	(33)	(5)	36	(7)
Other (P&L only items)		-		-		(21)		(21)

Income statement (releases)/charges		(13)		5		28		20
Amounts written off	-	-	-	-	(29)	(29)	(29)	(29)
Other movements		-		-		(2)		(2)
At 30 June 2019	6,367	17	841	34	235	177	7,443	228

Net carrying amount	6,350		807		58		7,215
Key points
●	The overall increase in ECL was driven by Stage 3 including the effect of a loss rate model adjustment. The reduction in Stage 1 and Stage 2 ECL was driven by calibrations to the ECL models.
●
The flow of new defaults in the period increased slightly compared to 2018. This increase reflected an uplift in default rates within the Business Banking portfolio (in particular for low value, unsecured lending, representing 14% of Business Banking stock), which has been addressed through a tightening of risk appetite.

●	The portfolio continues to benefit from cash recoveries post write-off, which are reported as other (P&L only items).
●	Write-off occurs once recovery activity with the customer has been concluded and there are no further recoveries expected, but no later than five years after default.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Flow statements (Within the scope of EY’s review report)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
NatWest Markets (1)	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	32,758	7	732	14	708	112	34,198	133
Currency translation and other adjustments	38	1	(2)	-	-	(1)	36	-
Inter-Group transfers	(57)	-	8	-	1	(13)	(48)	(13)
Transfers from Stage 1 to Stage 2	(190)	-	190	-	-	-	-	-
Transfers from Stage 2 to Stage 1	281	2	(281)	(2)	-	-	-	-

Net re-measurement of ECL on stage transfer		(2)		1		-		(1)
Changes in risk parameters (model inputs)		(2)		(1)		(6)		(9)
Other changes in net exposure	1,204	2	(193)	(2)	1	-	1,012	-
Other (P&L only items)		-		-		(26)		(26)

Income statement releases		(2)		(2)		(32)		(36)
Amounts written-off	-	-	-	-	(11)	(11)	(11)	(11)
Other movements		-		-		-		-
At 30 June 2019	34,034	8	454	10	699	81	35,187	99

Net carrying amount	34,026		444		618		35,088
Note:
(1)	Reflects NatWest Markets segment and includes NWM N.V..

Key points
●
Stage 3 financial assets included £193 million (31 December 2018 - £166 million) purchased or originated credit impaired (POCI) assets. No ECL impairment was held on these positions and a £27 million impairment recovery was recognised on these POCI assets during H1 (included in other (P&L only items).

●	Stage 1 and Stage 2 changes to risk parameters reflected an improvement in underlying credit risk metrics.
●	The increase in Stage 1 exposure was due to a combination of new transactions and increased short-term placements with governments and central banks following changes made for ring-fencing.

Private Banking
At 1 January 2019	13,950	14	519	10	232	19	14,701	43
Currency translation and other adjustments	(3)	-	-	(1)	-	1	(3)	-
Transfers from Stage 1 to Stage 2	(284)	(1)	284	1	-	-	-	-
Transfers from Stage 2 to Stage 1	304	4	(304)	(4)	-	-	-	-
Transfers to Stage 3	(25)	-	(48)	-	73	-	-	-
Transfers from Stage 3	7	-	1	4	(8)	(4)	-	-

Net re-measurement of ECL on stage transfer		(3)		1		-		(2)
Changes in risk parameters (model inputs)		(3)		(1)		6		2
Other changes in net exposure	532	1	(33)	(1)	(86)	(3)	413	(3)
Other (P&L only items)		-		-		-		-

Income statement (releases)/charges		(5)		(1)	-	3		(3)
Amounts written off		-		-	(1)	(1)	(1)	(1)
Unwinding of discount		-		-	-	-	-	-
At 30 June 2019	14,481	12	419	9	210	19	15,110	40

Net carrying amount	14,469		410		191		15,070

Key points
●	ECL reduced marginally due to an improvement in underlying Stage 1 and Stage 2 credit quality.
●
Stage 1 exposure increased during the period reflecting growth in mortgages with minimal ECL impact due to high credit quality. The reduction in Stage 2 exposure was a result of both repayment of debt and the transfer of assets to Stage 1.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Flow statements (Within the scope of EY’s review report)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
RBS International	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	26,749	6	276	4	95	17	27,120	27
Currency translation and other adjustments	(55)	-	(1)	-	1	-	(55)	-
Inter-Group transfers	(598)	-	(27)	(1)	-	-	(625)	(1)
Transfers from Stage 1 to Stage 2	(342)	(2)	342	2	-	-	-	-
Transfers from Stage 2 to Stage 1	276	3	(276)	(3)	-	-	-	-
Transfers to Stage 3	(10)	-	(17)	-	27	-	-	-
Transfers from Stage 3	8	-	6	-	(14)	-	-	-

Net re-measurement of ECL on stage transfer		(3)		1		-		(2)
Changes in risk parameters (model inputs)		(1)		-		3		2
Other changes in net exposure	1,424	1	132	(1)	(14)	(2)	1,542	(2)
Other (P&L only items)		-		-		(1)		(1)

Income statement releases		(3)		-		-		(3)
Amounts written off	-	-	-	-	(2)	(2)	(2)	(2)
Other movements		-		-		-		-
At 30 June 2019	27,452	4	435	2	93	16	27,980	22

Net carrying amount	27,448		433		77		27,958

Key points
●	The level of ECL reduced in all stages during the period.
●
In Stage 1, the increase in exposure was partly due to new lending, but mainly due to the management of a liquidity portfolio across banks and sovereign bond holdings, with low credit risk and minimal ECL.

●
The increase in Stage 2 exposure was driven by a combination of flows from Stage 1 and balance increases on a small number of individual exposures in the Wholesale portfolio where credit quality deteriorated in the period. Increases in Stage 2 exposures were largely limited to specific sectors.

●	Stage 2 ECL reduced in the period because exposure transferring in carried lower ECL than exposure that transferred from Stage 2.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Stage 2 decomposition – arrears status and contributing factors
The tables below show Stage 2 decomposition for the Personal and Wholesale portfolios.

	UK mortgages		RoI mortgages		Other mortgages		Credit cards		Other		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal
Currently in arrears (>30 DPD)	529	12	31	2	-	-	15	5	91	19	666	38
Currently up-to-date	9,973	66	1,016	16	1	-	1,195	95	2,080	232	14,265	409
- PD deterioration	4,058	54	338	11	-	-	765	73	1,324	182	6,485	320
- Up-to-date, PD persistence	1,365	3	40	-	-	-	327	14	465	28	2,197	45
- Other driver (adverse credit, forbearance etc)	4,550	9	638	5	1	-	103	8	291	22	5,583	44
Total Stage 2	10,502	78	1,047	18	1	-	1,210	100	2,171	251	14,931	447

31 December 2018
Personal
Currently in arrears (>30 DPD)	658	10	90	10	3	-	17	6	88	22	856	48
Currently up-to-date	9,612	64	1,292	66	-	-	1,226	114	1,985	225	14,115	469
- PD deterioration	3,855	54	680	44	-	-	778	85	1,255	176	6,568	359
- Up-to-date, PD persistence	1,448	5	54	1	-	-	337	17	440	26	2,279	49
- Other driver (adverse credit, forbearance etc)	4,309	5	558	21	-	-	111	12	290	23	5,268	61
Total Stage 2	10,270	74	1,382	76	3	-	1,243	120	2,073	247	14,971	517

Key points
●
ECL coverage remained higher for accounts that are more than 30 days past due. Also in line with expectations, accounts exhibiting PD deterioration have a higher ECL coverage than accounts in Stage 2 for other reasons.

●	The ECL reduction in the Ulster Bank RoI mortgages portfolio reflected the movement of exposures into Stage 3 following a regulatory driven revision to the definition of default in that business.

	Property		Corporate		FI		Other		Total
30 June 2019	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale
Currently in arrears (>30 DPD)	182	7	316	6	1	-	-	-	499	13
Currently up-to-date	1,968	34	7,826	179	475	9	6	-	10,275	222
- PD deterioration	865	21	4,712	123	384	7	4	-	5,965	151
- Up-to-date, PD persistence	45	1	152	3	2	-	-	-	199	4
- Other driver (forbearance, RoCL etc)	1,058	12	2,962	53	89	2	2	-	4,111	67
Total Stage 2	2,150	41	8,142	185	476	9	6	-	10,774	235

31 December 2018
Wholesale
Currently in arrears (>30 DPD)	255	7	315	5	1	-	-	-	571	12
Currently up-to-date	1,622	32	8,438	195	473	7	22	-	10,555	234
- PD deterioration	924	23	5,564	138	281	6	8	-	6,777	167
- Up-to-date, PD persistence	57	1	170	5	4	-	-	-	231	6
- Other driver (forbearance, RoCL etc)	641	8	2,704	52	188	1	14	-	3,547	61
Total Stage 2	1,877	39	8,753	200	474	7	22	-	11,126	246

Key points
●	The ECL coverage was broadly consistent in total. Coverage can, however, vary across categories or sectors reflecting the individual characteristics of the customer and exposure type.
●
The reduction in Stage 2 exposure was primarily due to improvements in PDs in the corporate portfolio. An increase in the RoCL portfolio, driven by a small number of large cases, increased the other driver category.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Stage 2 decomposition by a significant increase in credit risk trigger

	UK mortgages		RoI mortgages		Other mortgages		Credit cards		Other		Total
30 June 2019	£m	%	£m	%	£m	%	£m	%	£m	%	£m	%
Personal trigger (1)
PD movement	4,458	42.5	362	34.5	-	-	780	64.5	1,379	63.5	6,979	46.7
PD persistence	1,366	13.0	40	3.8	-	-	328	27.1	467	21.5	2,201	14.7
Adverse credit bureau recorded with
credit reference agency	3,124	29.7	-	-	-	-	58	4.8	96	4.4	3,278	22.0
Forbearance support provided	189	1.8	4	0.4	-	-	-	-	13	0.6	206	1.4
Customers in collections	147	1.4	96	9.2	-	-	3	0.2	34	1.6	280	1.9
Other reasons (2)	1,110	10.6	545	52.1	1	100	41	3.4	157	7.2	1,854	12.4
Days past due >30	108	1.0	-	-	-	-	-	-	25	1.2	133	0.9
	10,502	100	1,047	100	1	100	1,210	100	2,171	100	14,931	100
31 December 2018
Personal trigger (1)
PD movement	4,273	41.6	767	55.6	-	-	793	63.8	1,307	63.0	7,140	47.7
PD persistence	1,450	14.1	54	3.9	-	-	338	27.2	440	21.2	2,282	15.2
Adverse credit bureau recorded with
credit reference agency	2,996	29.2	-	-	-	-	61	4.9	101	4.9	3,158	21.1
Forbearance support provided	206	2.0	2	0.1	-	-	-	-	13	0.6	221	1.5
Customers in collections	144	1.4	57	4.1	-	-	5	0.4	36	1.7	242	1.6
Other reasons (2)	982	9.6	502	36.3	-	-	46	3.7	151	7.3	1,681	11.2
Days past due >30	219	2.1	-	-	3	100	-	-	25	1.2	247	1.6
	10,270	100	1,382	100	3	100	1,243	100	2,073	100	14,971	100

Key point
●
PD remained the primary driver of credit deterioration, which including persistence, accounted for the majority of movements to Stage 2. High risk back-stops, for example, forbearance and adverse credit bureau, provide additional valuable discrimination particularly in mortgages.

	Property		Corporate		FI		Other		Total
30 June 2019	£m	%	£m	%	£m	%	£m	%	£m	%
Wholesale trigger (1)
PD movement	883	40.9	4,756	58.3	384	80.7	4	66.7	6,027	55.9
PD persistence	45	2.1	153	1.9	2	0.4	-	-	200	1.9
Risk of Credit Loss	767	35.7	2,162	26.6	66	13.9	-	-	2,995	27.8
Forbearance support provided	62	2.9	159	2.0	-	-	-	-	221	2.1
Customers in collections	10	0.5	44	0.5	-	-	-	-	54	0.5
Other reasons (3)	227	10.6	634	7.8	23	4.8	2	33.3	886	8.2
Days past due >30	156	7.3	234	2.9	1	0.2	-	-	391	3.6
	2,150	100	8,142	100	476	100	6	100	10,774	100

31 December 2018
Wholesale trigger (1)
PD movement	940	50.1	5,617	64.2	281	59.3	8	36.4	6,845	61.5
PD persistence	57	3.0	171	2.0	4	0.8	-	-	232	2.1
Risk of Credit Loss	321	17.1	1,964	22.4	103	21.7	-	-	2,388	21.5
Forbearance support provided	65	3.5	209	2.4	-	-	-	-	274	2.5
Customers in collections	9	0.5	43	0.5	-	-	-	-	52	0.5
Other reasons (3)	251	13.4	525	6.0	85	17.9	14	63.6	875	7.9
Days past due >30	234	12.5	224	2.6	1	0.2	-	-	460	4.1
	1,877	100	8,753	100	474	100	22	100	11,126	100

Notes:
(1)	The table is produced on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.
(2)
Includes customers that have accessed payday lending, interest only mortgages past end of term, a small number of mortgage customers on a highly flexible mortgage significantly behind outline repayment plan and customers breaching risk appetite thresholds for new business acquisition. In the RoI mortgage portfolio, this reflected customers who remained in probation following the conclusion of forbearance support, exposures breaching risk appetite thresholds for new business acquisition and exposures classified as non-performing exposures under European Banking Authority requirements.

(3)	Includes customers where a PD assessment cannot be undertaken due to missing PDs.

Key point
●
PD remained the primary driver of credit deterioration, which including persistence, accounted for 58% of Stage 2 exposure. The Risk of Credit Loss framework accounted for a further 28%, an increase from 22% at 31 December 2018, driven by a small number of large cases.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Stage 3 vintage analysis
The table below shows estimated vintage analysis of the material Stage 3 portfolios totalling 90% of the Stage 3 loans of £7.3 billion.

	30 June 2019			31 December 2018
	UK PB	Ulster Bank RoI		UK PB	Ulster Bank RoI
	mortgages	mortgages	Wholesale	mortgages	mortgages	Wholesale
Stage 3 loans (£bn)	1.3	2.0	3.2	1.2	2.1	3.4
Vintage (time in default):
<1 year	28%	16%	30%	26%	7%	22%
1-3 years	22%	27%	13%	21%	12%	19%
3-5 years	12%	12%	8%	14%	14%	9%
5-10 years	32%	41%	49%	35%	63%	50%
>10 years	6%	4%	-	4%	4%	-
	100%	100%	100%	100%	100%	100%

Key points
●
Mortgages – The proportion of the Stage 3 defaulted population which have been in default for over five years reflected RBS’s support for customers in financial difficulty. When customers continue to engage constructively with RBS making regular payments, RBS continues to support them. RBS’s provisioning approach can retain customers in Stage 3 for a life-time loss provisioning calculation even when their arrears status reverts to below 90 days past due.

●	Wholesale – The value of Stage 3 loans in default for 5-10 years mainly reflects customers in a protracted formal insolvency process or subject to litigation or a complaints process.

Asset quality (Within the scope of EY’s review report)
The table below shows asset quality bands of gross loans and ECL by stage for the Personal portfolio.
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	95,880	3,640		99,520	5	10		15	0.01	0.27		0.02
AQ5-AQ8	44,773	6,053		50,826	5	46		51	0.01	0.76		0.10
AQ9	44	809		853	-	22		22	-	2.72		2.58
AQ10			1,316	1,316			148	148			11.25	11.25
	140,697	10,502	1,316	152,515	10	78	148	236	0.01	0.74	11.25	0.15
RoI mortgages
AQ1-AQ4	5,356	161		5,517	2	1		3	0.04	0.62		0.05
AQ5-AQ8	5,730	598		6,328	4	11		15	0.07	1.84		0.24
AQ9	3	288		291	-	6		6	-	2.08		2.06
AQ10 (1)			1,983	1,983			479	479			24.16	24.16
	11,089	1,047	1,983	14,119	6	18	479	503	0.05	1.72	24.16	3.56
Other mortgages
AQ1-AQ4	698	1		699	-	-		-	-	-		-
AQ5-AQ8	163	-		163	-	-		-	-	-		-
AQ9	-	-		-	-	-		-	-	-		-
AQ10			3	3			-	-			-	-
	861	1	3	865	-	-	-	-	-	-	-	-
Credit cards
AQ1-AQ4	24	-		24	-	-		-	-	-		-
AQ5-AQ8	2,803	1,152		3,955	36	85		121	1.28	7.38		3.06
AQ9	4	58		62	-	15		15	-	25.86		24.19
AQ10			140	140			88	88			62.86	62.86
	2,831	1,210	140	4,181	36	100	88	224	1.27	8.26	62.86	5.36
Other personal
AQ1-AQ4	1,014	56		1,070	4	6		10	0.39	10.71		0.93
AQ5-AQ8	6,046	1,889		7,935	54	185		239	0.89	9.79		3.01
AQ9	84	226		310	3	60		63	3.57	26.55		20.32
AQ10			628	628			512	512			81.53	81.53
	7,144	2,171	628	9,943	61	251	512	824	0.85	11.56	81.53	8.29
Total personal
AQ1-AQ4	102,972	3,858		106,830	11	17		28	0.01	0.44		0.03
AQ5-AQ8	59,515	9,692		69,207	99	327		426	0.17	3.37		0.62
AQ9	135	1,381		1,516	3	103		106	2.22	7.46		6.99
AQ10			4,070	4,070			1,227	1,227			30.15	30.15
	162,622	14,931	4,070	181,623	113	447	1,227	1,787	0.07	2.99	30.15	0.98

For the notes to this table refer to the following page.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Asset quality (Within the scope of EY’s review report)

	Gross loans				ECL Provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2018	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	95,618	3,621		99,239	6	11		17	0.01	0.30		0.02
AQ5-AQ8	42,771	5,845		48,616	6	46		52	0.01	0.79		0.11
AQ9	32	804		836	-	17		17	-	2.11		2.03
AQ10			1,541	1,541		-	151	151		-	9.80	9.80
	138,421	10,270	1,541	150,232	12	74	151	237	0.01	0.72	9.80	0.16

RoI mortgages
AQ1-AQ4	5,164	226		5,390	4	5		9	0.08	2.21		0.17
AQ5-AQ8	5,668	717		6,385	7	32		39	0.12	4.46		0.61
AQ9	12	439		451	-	39		39	-	8.88		8.65
AQ10 (1)			2,124	2,124			515	515			24.25	24.25
	10,844	1,382	2,124	14,350	11	76	515	602	0.10	5.50	24.25	4.20

Other mortgages
AQ1-AQ4	359	1		360	-	-		-	-	-		-
AQ5-AQ8	136	2		138	-	-		-	-	-		-
AQ10			1	1			-				-	-
	495	3	1	499	-	-	-	-	-	-	-	-

Credit cards
AQ1-AQ4	34	1		35	-	-		-	-	-		-
AQ5-AQ8	2,810	1,180		3,990	38	103		141	1.35	8.73		3.53
AQ9	7	62		69	-	17		17	-	27.42		24.64
AQ10			122	122			72	72			59.02	59.02
	2,851	1,243	122	4,216	38	120	72	230	1.33	9.65	59.02	5.46

Other personal
AQ1-AQ4	997	43		1,040	4	5		9	0.40	11.63		0.87
AQ5-AQ8	5,889	1,847		7,736	55	186		241	0.93	10.07		3.12
AQ9	56	183		239	2	56		58	3.57	30.60		24.27
AQ10			563	563			420	420			74.60	74.60
	6,942	2,073	563	9,578	61	247	420	728	0.88	11.92	74.60	7.60

Total personal
AQ1-AQ4	102,172	3,892		106,064	14	21		35	0.01	0.54		0.03
AQ5-AQ8	57,274	9,591		66,865	106	367		473	0.19	3.83		0.71
AQ9	107	1,488		1,595	2	129		131	1.87	8.67		8.21
AQ10			4,351	4,351			1,158	1,158			26.61	26.61
	159,553	14,971	4,351	178,875	122	517	1,158	1,797	0.08	3.45	26.61	1.00

Note:
(1)
AQ10 includes £0.7 billion (31 December 2018 – £0.6 billion) RoI mortgages which are not currently considered defaulted for capital calculation purposes for RoI but included in Stage 3.

Key points
●	Overall credit quality remained broadly stable with some movements at product level. Mortgage exposures have a higher proportion in AQ1-AQ4 than unsecured borrowing.
●
The relatively high level of Stage 3 impaired assets (AQ10) in RoI mortgages reflected their legacy mortgage portfolio and the residual effects from the financial crisis. For UK mortgages, the reduction in value of Stage 3 exposures included the effect of a methodology change.

●
In other personal, the relatively high level of exposures in AQ10 reflected the fact that impaired assets can be held on balance sheet with commensurate ECL provision for up to six years after default. The increase in ECL included the effect of a loss rate model adjustment. Furthermore, the value of new defaults was higher than write-offs and customer debt repayments, and unlike in 2018, there were no debt sales in H1 2019.

●	ECL provisions coverage shows the expected pattern with higher coverage in the poorer asset quality bands, and also by stage.
●
In Ulster Bank RoI mortgages, the reduction in Stage 1 and Stage 2 ECL was driven by the movement of exposures into Stage 3 following a regulatory driven revision to the definition of default in that business. The corresponding increase in Stage 3 ECL was offset by the completion of the remainder of Ulster Bank RoI’s 2018 sale of non-performing loans in H1 2019.

Appendix 1 Capital and risk management
Credit risk – Banking activities continued
Asset quality (Within the scope of EY’s review report)
The table below shows asset quality bands of gross loans and ECL by stage for the Wholesale portfolio.
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property
AQ1-AQ4	15,375	365		15,740	7	8		15	0.05	2.19		0.10
AQ5-AQ8	17,838	1,710		19,548	37	27		64	0.21	1.58		0.33
AQ9	39	75		114	-	6		6	-	8.00		5.26
AQ10			1,516	1,516			339	339			22.36	22.36
	33,252	2,150	1,516	36,918	44	41	339	424	0.13	1.91	22.36	1.15
Corporate
AQ1-AQ4	22,324	837		23,161	11	15		26	0.05	1.79		0.11
AQ5-AQ8	39,298	6,932		46,230	91	156		247	0.23	2.25		0.53
AQ9	232	373		605	1	14		15	0.43	3.75		2.48
AQ10			1,712	1,712			762	762			44.51	44.51
	61,854	8,142	1,712	71,708	103	185	762	1,050	0.17	2.27	44.51	1.46
Financial institutions
AQ1-AQ4	25,527	265		25,792	5	7		12	0.02	2.64		0.05
AQ5-AQ8	1,010	209		1,219	6	1		7	0.59	0.48		0.57
AQ9	-	2		2	-	1		1	-	50.00		50.00
AQ10			22	22			12	12			54.55	54.55
	26,537	476	22	27,035	11	9	12	32	0.04	1.89	54.55	0.12
Sovereign
AQ1-AQ4	7,570	4		7,574	9	-		9	0.12	-		0.12
AQ5-AQ8	148	2		150	-	-		-	-	-		-
AQ9	1	-		1	-	-		-	-	-		-
AQ10			5	5			-	-			-	-
	7,719	6	5	7,730	9	-	-	9	0.12	-	-	0.12
Total
AQ1-AQ4	70,796	1,471		72,267	32	30		62	0.05	2.04		0.09
AQ5-AQ8	58,294	8,853		67,147	134	184		318	0.23	2.08		0.47
AQ9	272	450		722	1	21		22	0.37	4.67		3.05
AQ10			3,255	3,255			1,113	1,113			34.19	34.19
	129,362	10,774	3,255	143,391	167	235	1,113	1,515	0.13	2.18	34.19	1.06
31 December 2018
Property
AQ1-AQ4	15,740	393		16,133	8	9		17	0.05	2.29		0.11
AQ5-AQ8	17,397	1,418		18,815	35	26		61	0.20	1.83		0.32
AQ9	8	66		74	-	4		4	-	6.06		5.41
AQ10			1,685	1,685			506	506			30.03	30.03
	33,145	1,877	1,685	36,707	43	39	506	588	0.13	2.08	30.03	1.60
Corporate
AQ1-AQ4	21,814	773		22,587	13	14		27	0.06	1.81		0.12
AQ5-AQ8	40,004	7,647		47,651	93	171		264	0.23	2.24		0.55
AQ9	26	333		359	1	15		16	3.85	4.50		4.46
AQ10			1,643	1,643			634	634			38.59	38.59
	61,844	8,753	1,643	72,240	107	200	634	941	0.17	2.28	38.59	1.30
Financial institutions
AQ1-AQ4	22,150	247		22,397	5	5		10	0.02	2.02		0.04
AQ5-AQ8	2,352	222		2,574	7	2		9	0.30	0.90		0.35
AQ9	-	5		5	-	-		-	-	-		-
AQ10			35	35			22	22			62.86	62.86
	24,502	474	35	25,011	12	7	22	41	0.05	1.48	62.86	0.16
Sovereign
AQ1-AQ4	6,780	22		6,802	1	-		1	0.01	-		0.01
AQ5-AQ8	161	-		161	-	-		-	-	-		-
AQ10			4	4			-	-			-	-
	6,941	22	4	6,967	1	-	-	1	0.01	-	-	0.01
Total
AQ1-AQ4	66,484	1,435		67,919	27	28		55	0.04	1.95		0.08
AQ5-AQ8	59,914	9,287		69,201	135	199		334	0.23	2.14		0.48
AQ9	34	404		438	1	19		20	2.94	4.70		4.57
AQ10			3,367	3,367			1,162	1,162			34.51	34.51
	126,432	11,126	3,367	140,925	163	246	1,162	1,571	0.13	2.21	34.51	1.11
Key points
●	Across the Wholesale portfolio, the asset quality band distribution differed reflecting the diverse nature of differing sectors, but remained broadly unchanged during the first half of 2019.
●
The reduction in Stage 3 provision coverage in property was driven by the write-off of defaulted debt that carried a higher than average level of impairment compared to the rest of the portfolio. The lower coverage level in this sector reflected the secured nature of the exposure.

Appendix 1 Capital and risk management
Credit risk – Trading activities
This section covers the credit risk profile of RBS’s trading activities.

Securities funding transactions and collateral (Within the scope of EY’s review report)
The table below shows securities funding transactions in NWM and Treasury. Balance sheet captions include balances held at all classifications under IFRS 9.

	Reverse repos			Repos
			Outside			Outside
		Of which	netting		Of which	netting
	Total	can be offset	arrangements	Total	can be offset	arrangements
30 June 2019	£m	£m	£m	£m	£m	£m
Gross	80,146	75,389	4,757	85,931	83,534	2,397
IFRS offset	(49,125)	(49,125)	-	(49,125)	(49,125)	-
Carrying value	31,021	26,264	4,757	36,806	34,409	2,397

Master netting arrangements	(1,191)	(1,191)	-	(1,191)	(1,191)	-
Securities collateral	(24,808)	(24,808)	-	(33,078)	(33,078)	-
Potential for offset not recognised under IFRS	(25,999)	(25,999)	-	(34,269)	(34,269)	-
Net	5,022	265	4,757	2,537	140	2,397

31 December 2018
Gross	68,044	65,057	2,987	70,097	68,940	1,157
IFRS offset	(39,737)	(39,737)	-	(39,737)	(39,737)	-
Carrying value	28,307	25,320	2,987	30,360	29,203	1,157

Master netting arrangements	(762)	(762)	-	(762)	(762)	-
Securities collateral	(24,548)	(24,548)	-	(28,441)	(28,441)	-
Potential for offset not recognised under IFRS	(25,310)	(25,310)	-	(29,203)	(29,203)	-
Net	2,997	10	2,987	1,157	-	1,157

Appendix 1 Capital and risk management
Credit risk – Trading activities continued
Derivatives (Within the scope of EY’s review report)
The table below shows derivatives by type of contract. The master netting agreements and collateral shown below do not result in a net presentation on the balance sheet under IFRS 9. A significant proportion (more than 90%) of the derivatives relate to trading activities in NatWest Markets. The table below also includes hedging derivatives in Treasury.

	30 June 2019							31 December 2018
	Notional
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						153,424	151,725		138,390	135,673
IFRS offset						(7,830)	(10,028)		(5,041)	(6,776)
Carrying value	3,014	6,317	5,214	1,942	16,487	145,594	141,697	13,979	133,349	128,897
Of which:
Interest rate (1)
Interest rate swaps						91,365	88,255		81,855	74,004
Options purchased						18,124	-		14,481	-
Options written						-	15,847		-	16,371
Futures and forwards						68	73		74	69
Total	2,627	4,550	4,603	872	12,652	109,557	104,175	10,536	96,410	90,444
Exchange rate
Spot, forwards and futures						19,350	20,177		17,904	18,610
Currency swaps						10,079	10,453		11,322	12,062
Options purchased						6,329	-		7,319	-
Options written						-	6,617		-	7,558
Total	386	1,760	600	1,070	3,816	35,758	37,247	3,426	36,545	38,230
Credit	1	6	11	-	18	266	254	16	346	208
Equity and commodity	-	1	-	-	1	13	21	1	48	15
Carrying value					16,487	145,594	141,697	13,979	133,349	128,897

Counterparty mark-to-market netting						(116,595)	(116,595)		(106,762)	(106,762)
Cash collateral						(19,927)	(17,592)		(17,937)	(15,227)
Securities collateral						(3,997)	(3,364)		(4,469)	(3,466)
Net exposure						5,075	4,146		4,181	3,442
Of which outside netting arrangements						1,891	3,874		2,061	1,708

Banks (2)						258	903		362	443
Other financial institutions (3)						1,472	1,311		1,054	1,144
Corporate (4)						2,994	1,832		2,510	1,817
Government (5)						351	100		255	38
Net exposure						5,075	4,146		4,181	3,442

UK						2,635	1,332		1,935	1,304
Europe						1,280	2,460		1,308	1,465
US						844	80		588	298
RoW						316	274		350	375
Net exposure						5,075	4,146		4,181	3,442

Notes:
(1) The notional amount of interest rate derivatives includes £7,843 billion (31 December 2018 – £5,952 billion) in respect of contracts cleared through central clearing counterparties.
(2) Transactions with certain counterparties with whom RBS has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions for example China where the collateral agreements are not deemed to be legally enforceable.
(3) Transactions with securitisation vehicles and funds where collateral posting is contingent on RBS’s external rating.
(4) Mainly large corporates with whom RBS may have netting arrangements in place, but operational capability does not support collateral posting.
(5) Sovereigns and supranational entities with one-way collateral agreements in their favour.

Appendix 1 Capital and risk management
Credit risk – Trading Activities continued
Debt securities (Within the scope of EY’s review report)
The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor’s, Moody’s and Fitch. A significant proportion (more than 95%) of these positions are trading securities in NatWest Markets.

	Central and local government			Financial
	UK	US	Other	institutions	Corporate	Total
30 June 2019	£m	£m	£m	£m	£m	£m
AAA	-	-	3,198	1,928	4	5,130
AA to AA+	5,365	6,093	3,686	811	95	16,050
A to AA-	-	-	4,508	628	46	5,182
BBB- to A-	-	-	4,861	818	467	6,146
Non-investment grade	-	-	88	517	294	899
Unrated	-	-	-	505	121	626
Total	5,365	6,093	16,341	5,207	1,027	34,033

Short positions	(5,589)	(1,773)	(15,811)	(1,652)	(189)	(25,014)

31 December 2018

AAA	-	-	2,093	1,459	7	3,559
AA to AA+	6,834	4,689	3,161	773	120	15,577
A to AA-	-	-	4,571	482	51	5,104
BBB- to A-	-	-	3,592	802	285	4,679
Non-investment grade	-	-	81	832	237	1,150
Unrated	-	-	-	572	8	580
Total	6,834	4,689	13,498	4,920	708	30,649

Short positions	(6,394)	(2,008)	(13,500)	(1,724)	(201)	(23,827)

Credit risk – Cross border exposure
Cross border exposures comprise both banking and trading activities, including reverse repurchase agreements. Exposures comprise loans, including finance leases and instalment credit receivables, and other monetary assets, such as debt securities. The geographical breakdown is based on the country of domicile of the borrower or guarantor of ultimate risk. Cross border exposures include non-local currency claims of overseas offices on local residents but exclude exposures to local residents in local currencies. The table below shows cross border exposures greater than 0.05% of RBS’s total assets.

	Government	Banks	Other	Total	Short positions	Net of short positions
30 June 2019	£m	£m	£m	£m	£m	£m
Western Europe	22,879	10,801	21,062	54,742	16,480	38,262
Of which: France	3,892	2,363	2,471	8,726	3,982	4,744
Of which: Germany	7,535	3,790	1,401	12,726	3,892	8,834
Of which: Netherlands	1,858	663	5,157	7,678	1,454	6,224
Of which: Italy	2,965	720	1,759	5,444	2,405	3,039
Of which: Spain	1,587	522	1,917	4,026	1,947	2,079
United States	14,093	5,657	8,582	28,332	1,868	26,464
Japan	4,611	3,512	431	8,554	13	8,541
Jersey	-	-	3,858	3,858	1	3,857
31 December 2018
Western Europe	21,121	19,003	16,741	56,865	14,103	42,762
Of which: France	3,396	10,209	1,579	15,184	1,626	13,558
Of which: Germany	8,023	3,086	1,145	12,254	5,397	6,857
Of which: Netherlands	1,142	675	3,739	5,556	985	4,571
Of which: Italy	2,179	248	584	3,011	1,796	1,215
Of which: Spain	891	450	1,848	3,189	1,164	2,025
United States	13,558	5,458	8,379	27,395	2,103	25,292
Japan	4,857	2,327	405	7,589	11	7,578
Jersey	-	5	3,064	3,069	2	3,067

Appendix 1 Capital and risk management
Non-traded market risk
Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Key developments

● Non-traded market risk is now managed separately on both sides of the ring-fence. However, it continues to be aggregated and monitored against risk appetite at RBS level.
● Five- and ten-year sterling interest-rate swap rates fell by 0.35%-0.40% in H1 2019. The structural hedge provides some protection against volatility in interest rates and the yield remained stable, falling by only 0.02% in H1 2019 from 1.23% to 1.21%.

● Following the Alawwal bank merger, RBS holds a minority equity holding in SABB. This investment in the newly-merged entity is held in NWM Plc. The investment is held at fair value. Changes in value are recognised in reserves. This exposure is now captured in the VaR table below.
● By 30 June 2019, the disposal of the lender-option/borrower-option loan portfolio was materially complete, reducing RBS’s exposure to changes in the credit spread compared to the 2018 year-end.

Value-at-risk (Within the scope of EY’s review report)
The following table shows one-day internal banking book VaR at a 99% confidence level, split by risk type.

	Half year ended
	30 June 2019				30 June 2018				31 December 2018
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	11.9	14.0	9.3	9.9	19.4	28.2	8.9	19.2	9.3	11.6	7.3	11.6
Euro	1.2	1.8	0.7	1.8	2.7	3.9	1.3	2.9	1.4	2.4	1.0	1.0
Sterling	11.5	14.1	9.5	9.9	18.7	26.0	11.2	19.9	10.3	13.7	7.9	13.3
US dollar	4.7	6.0	3.8	3.8	5.6	6.8	1.5	1.5	3.7	8.7	1.4	8.7
Other	0.3	0.4	0.2	0.4	0.4	0.7	0.3	0.3	0.5	0.7	0.3	0.7
Credit spread	54.9	58.0	49.2	56.6	56.9	60.8	49.4	49.4	62.4	77.8	53.9	77.8
Foreign exchange	20.0	23.8	7.2	7.2	12.8	32.7	5.9	16.6	14.0	16.4	12.2	13.0
Equity	38.6	38.6	38.6	38.6	-	-	-	-	-	-	-	-
Pipeline risk	0.3	0.5	0.2	0.3	0.6	1.3	0.3	0.4	0.6	0.8	0.4	0.4
Diversification (1)	(70.5)			(50.7)	(29.3)			(22.6)	(20.6)			(20.5)
Total	55.2	61.9	48.1	61.9	60.4	69.8	54.9	63.0	65.7	82.3	61.4	82.3

Note:
(1)
RBS benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key point
●
The increase in total VaR at the end of June 2019 compared to the average, reflected the equity exposure to SABB following the Alawwal bank merger in June 2019. The inclusion of this exposure outweighed the decrease in the foreign exchange VaR at 30 June 2019 resulting from lower sensitivity to the Saudi Riyal exchange rate following the merger.

Appendix 1 Capital and risk management
Non-traded market risk continued
Structural hedging
RBS has the benefit of a significant pool of stable, non and low interest-bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed-rate assets (such as fixed-rate mortgages or UK government gilts) or by using interest rate swaps, which are generally booked as cash flow hedges or floating rate assets, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure of the bank externally, RBS allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in product volumes and RBS’s capital composition.

The table below shows the incremental income allocation (above three-month LIBOR), total income allocation (including three-month LIBOR), the period end and average notional balances and the total yield (including three-month LIBOR) associated with the structural hedges managed by RBS.
	Half year ended
	30 June 2019					30 June 2018					31 December 2018
	Incremental	Total	Spot	Average	Overall	Incremental	Total	Spot	Average	Overall	Incremental	Total	Spot	Average	Overall
	income	income	notional	notional	yield	income	income	notional	notional	yield	income	income	notional	notional	yield
	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%
Equity	197	332	29	29	2.31	257	335	29	28	2.40	212	338	29	30	2.28
Product (1)	82	558	111	111	1.01	225	545	108	108	1.01	143	558	110	109	1.03
Other	27	84	21	21	0.79	50	80	21	21	0.75	39	86	22	22	0.78
Total	306	974	161	161	1.21	532	960	158	157	1.22	394	982	161	161	1.23

Note:
(1)	Refer to the next table for a segmental split.

Key points
●
The five year sterling swap rate fell to 0.83% at the end of June 2019 from 1.22% at December 2018. The ten-year sterling swap rate also fell to 0.97% from 1.35%. However, the yield of the structural hedge was relatively stable. At 1.21% the overall yield was also higher than market swap rates at 30 June 2019.

●	Incremental income in excess of three-month LIBOR fell in H1 2019 compared to H2 2018. This was primarily due to higher three-month LIBOR fixings, resulting in less income benefit from the hedge.

Equity structural hedges refer to income attributed to the hedging of equity and reserves, primarily in NatWest Markets Plc and NatWest Holdings. Product structural hedges refer to income allocated to customer products, for example current accounts, in NatWest Holdings. Other structural hedges refer to hedges managed by the subsidiaries. Approximately 37% of other structural hedges are euro-denominated.

The following table presents the incremental income associated with product structural hedges at segment level.

	Half year ended
	30 June 2019	30 June 2018*	31 December 2018*
	£m	£m	£m
UK Personal Banking	38	101	65
Commercial and Business Banking	44	122	78
Other	-	2	-
Total	82	225	143
Note:
(1)	For further detail on incremental income related to product structural hedges refer to the table below.

*Restated. Refer to Note 1 of the main announcement for further details.

Appendix 1 Capital and risk management
Non-traded market risk continued
Sensitivity of net interest earnings
Net interest earnings are sensitive to changes in the level of interest rates because changes to coupons on some customer products do not always match changes in market rates of interest or central bank policy rates.

The sensitivity of the net interest income table shows the expected impact, over 12 months, to an immediate upward or downward change of 25 and 100 basis points to all interest rates. Yield curves are expected to move in parallel, though interest rates are assumed to floor at zero per cent or, for euro rates, at the current negative rate.

The methodology, assumptions and limitations relating to the following two earnings sensitivity tables did not change materially in H1 2019. For further details, refer to pages 154-155 of the 2018 Annual Report and Accounts.

	Parallel shifts in yield curve
	+25 basis points	-25 basis points	+100 basis points	-100 basis points
30 June 2019	£m	£m	£m	£m
Euro	23	5	88	9
Sterling	201	(142)	707	(706)
US dollar	15	(9)	51	(52)
Other	(2)	2	(9)	15
Total	237	(144)	837	(734)

30 June 2018
Euro	6	4	26	4
Sterling	156	(173)	673	(674)
US dollar	9	(6)	43	(29)
Other	4	(3)	16	(7)
Total	175	(178)	758	(706)

31 December 2018
Euro	29	(3)	114	(1)
Sterling	152	(201)	651	(717)
US dollar	15	(8)	63	(42)
Other	1	2	2	3
Total	197	(210)	830	(757)

Refer to the key points under the next table for analysis.

Appendix 1 Capital and risk management
Non-traded market risk continued
The table below shows the net interest earnings sensitivity on a one-year, two-year and three-year forward-looking basis to a parallel upward or downward shift in interest rates of 25 basis points. The projection is a simplified sensitivity in which the balance sheet is assumed to be constant, with no change in customer behaviour or margin management strategy as a result of rate changes. The impact of the rate shock on structural hedges increases as maturing hedges are replaced at higher or lower rates through the three-year period.

	+25 basis points parallel upward shift			-25 basis points parallel downward shift
	Year 1	Year 2 (1)	Year 3 (1)	Year 1	Year 2 (1)	Year 3 (1)
30 June 2019	£m	£m	£m	£m	£m	£m
Structural hedges	32	99	171	(30)	(97)	(168)
Managed margin (2)	213	241	243	(129)	(104)	(108)
Other	(8)	-	-	15	-	-
Total	237	340	414	(144)	(201)	(276)

31 December 2018
Structural hedges	32	98	170	(32)	(98)	(167)
Managed margin (2)	150	171	170	(177)	(189)	(163)
Other	15	-	-	(2)	-	-
Total	197	269	340	(210)	(287)	(330)

Notes:
(1) The projections for Year 2 and Year 3 consider only the main drivers of earnings sensitivity, namely structural hedging and margin management.
(2) Primarily current accounts and savings accounts.

Key points
●
Changes to earnings sensitivity to rate shocks between December 2018 and June 2019 were mainly driven by changes to estimates of how product pricing will respond to interest rate shocks. These estimates are regularly reviewed and are influenced by the overall level of interest rates, the Group’s competitive position and other strategic considerations.

●
Sensitivity to a 100 basis point downward shift in yield curves was also affected by the changes in the level of interest rates. In the shock scenario, rates fell less at 30 June 2019 before hitting an assumed zero per cent floor compared to 31 December 2018. This resulted in a slightly lower adverse impact at 30 June 2019.

Appendix 1 Capital and risk management
Non-traded market risk continued
Foreign exchange risk (Within the scope of EY’s review report)
The table below shows structural foreign currency exposures.
			Net		Structural
	Net		investments		foreign currency		Residual
	investments		in foreign	Net	exposures		structural
	in foreign		operations	investment	pre-economic	Economic	foreign currency
	operations	NCI (1)	excluding NCI	hedges	hedges	hedges (2)	exposures
30 June 2019	£m	£m	£m	£m	£m	£m	£m
US dollar	1,412	-	1,412	(33)	1,379	(1,379)	-
Euro	6,935	3	6,932	(1,711)	5,221	-	5,221
Other non-sterling	1,492	-	1,492	(145)	1,347	-	1,347
Total	9,839	3	9,836	(1,889)	7,947	(1,379)	6,568

31 December 2018
US dollar	553	-	553	(4)	549	(549)	-
Euro	6,428	33	6,395	(853)	5,542	-	5,542
Other non-sterling	2,600	710	1,890	(1,249)	641	(81)	560
Total	9,581	743	8,838	(2,106)	6,732	(630)	6,102

Notes:
(1)	Non-controlling interests (NCI) represents the structural foreign exchange exposure not attributable to owners’ equity.
(2)
Economic hedges of US dollar net investments in foreign operations represent US dollar equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available. Economic hedges of other currency net investments in foreign operations represent monetary liabilities that are not booked as net investment hedges.

Key points
●
Other non-sterling net investments in foreign operations fell. This reflected the Alawwal bank merger. The minority equity stake in Saudi British Bank is too small to be consolidated as a net investment in a foreign operation. The increase in euro net investments in foreign operations also partly resulted from the gain on the sale of NWM N.V.’s equity stake in SABB to NWM Plc. NWM Plc has increased the capitalisation of its US branch. This has reduced the branch’s debt funding and NWM Plc’s regulatory exposure to fluctuations in the US dollar exchange rate against sterling.

●
Changes in exchange rates affect equity in proportion to structural foreign currency exposures. At 30 June 2019, a 5% strengthening in all foreign currencies against sterling would result in a £0.4 billion increase in equity reserves, while a 5% weakening in all foreign currencies against sterling would result in a £0.4 billion reduction in equity reserves.

Traded market risk
Traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments in trading portfolios as a result of fluctuations in market prices.

Traded internal VaR (Within the scope of EY’s review report)
The table below shows one-day internal value-at-risk (VaR) for RBS’s trading portfolios, split by exposure type.
	Half year ended
	30 June 2019				30 June 2018				31 December 2018
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
Traded VaR (1-day 99%)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	10.3	16.9	6.9	9.8	15.0	27.3	10.4	16.5	13.6	19.9	9.2	13.0
Credit spread	9.4	12.7	7.0	9.9	13.2	24.2	9.1	10.4	8.9	14.6	6.9	8.2
Currency	3.6	5.8	2.0	3.8	3.2	7.6	1.4	3.5	3.0	6.3	1.7	5.3
Equity	0.7	2.2	0.3	0.5	0.6	0.9	0.3	0.8	1.0	1.6	0.5	0.8
Commodity	0.2	0.5	-	0.2	0.4	1.0	0.1	0.5	0.2	0.6	-	0.1
Diversification (1)	(9.3)			(10.6)	(11.2)			(11.9)	(9.9)			(8.8)
Total	14.9	21.5	12.1	13.6	21.2	35.6	15.4	19.8	16.8	26.8	11.7	18.6

Note:
(1)
RBS benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points
●	Traded VaR remained broadly unchanged on an average basis during H1 2019 compared to H2 2018.
●	The decrease, on an average basis compared to H1 2018, is attributed to peaks in H1 2018 due to long euro rates positioning and bond syndication activity.

Appendix 1 Capital and risk management
Other risks
Operational risk
●
RBS continues to develop its cyber risk management and defence strategies, including tracking prominent threat groups and working with the National Cyber Security Centre through its Industry 100 initiative.

●
There was also continued oversight of the Group’s preparations for the UK’s exit from the EU to ensure that processes and systems are in place to ensure continuity of service for customers. Additionally, continuing improvements to the Group’s control environment, including further embedding of the operational risk management framework and refresh of the risk appetite framework, were also a focus.

Compliance and Conduct risk
●
Embedding the compliance and conduct risk framework across RBS was a key focus in H1 2019. The complementary compliance and conduct risk manual was also launched to support this work. Training was completed across all three lines of defence, supported by business-specific case studies.

●
Work continued on concluding most of RBS’s material remediation projects in 2019. Some material projects remain under active management, with plans in place to conclude the majority by the end of the year. Meeting the PPI closure deadline of 29 August 2019, and ensuring the effective and timely management of residual work thereafter, remains a key focus with the current timeline being end of Q2 2020.

Climate risk
●
RBS reclassified climate change as a top risk and work continued on integrating climate-related financial risks into the core risk framework. This included work on scenario-based analysis for both physical and transition risks. In March 2019, RBS also joined the Climate Financial Risk Forum, established by the FCA and PRA to develop practical tools to address climate-related financial risks.

Appendix 2

Non-IFRS financial measures

Appendix 2 Non-IFRS financial measures

As described in Note 1 on page 23, RBS prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). The Interim Results contain a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:

Non-IFRS financial measures
Measure	Basis of preparation	Additional analysis or reconciliation
RBS return on tangible equity	Annualised profit for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is total equity less intangible assets and other owners’ equity.	Note 1
Segmental return on tangible equity
Segmental operating profit adjusted for tax and for preference share dividends divided by average notional equity, allocated at an operating segment specific rate, of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes).
Note 1
Operating expenses analysis – management view
The management analysis of strategic disposals in other income and operating expenses shows strategic costs and litigation and conduct costs in separate lines, these amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.
Note 2
Cost:income ratio	Total operating expenses less operating lease depreciation divided by total income less operating lease depreciation.	Note 3
Commentary – adjusted periodically for specific items
Group and segmental business performance commentary have been adjusted for the impact of specific items such as the Alawwal bank merger, additional authorised push payments fraud costs, notable items(detailed on Page 3), strategic, litigation and conduct costs(detailed on Page 14 to 18).
Notable items - Page 3 Strategic, litigation and conduct costs – Pages 14 to 18.
Aggregation of business segments into franchises
Personal & Ulster franchise results, combining the reportable segments of UK Personal Banking (UK PB) and Ulster Bank RoI, Commercial & Private Banking (CPB) franchise results, combining the reportable segments of Commercial Banking and Private Banking.
Page 26 Note 4
Bank net interest margin (NIM)	Net interest income of the banking business less the NatWest Markets element as a percentage of interest-earning assets of the banking business less the NatWest Markets element.	Note 4

Performance metrics not defined under IFRS(1)
Measure	Basis of preparation	Additional analysis or reconciliation
Loan:deposit ratio	Net customer loans held at amortised cost divided by total customer deposits.	Note 5
Tangible net asset value	Tangible equity divided by the number of ordinary shares in issue. Tangible equity is ordinary shareholders’ interest less intangible assets.	Page 2
NIM	Net interest income of the banking business as a percentage of interest-earning assets of the banking business.	Pages 14 -18.
Funded assets	Total assets less derivatives.	Page 14 -18.
ECL loss rate	The annualised loan impairment charge divided by gross customer loans.	Pages 35.

Note:
(1) Metric based on GAAP measures, included as not defined under IFRS and reported for compliance with ESMA adjusted performance measure rules.

Appendix 2 Non-IFRS financial measures
1. Return on tangible equity

	Half year ended		Quarter ended
	and as at		and as at
	30 June	30 June	30 June	31 March	30 June
RBS return on tangible equity	2019	2018	2019	2019	2018
Profit attributable to ordinary shareholders (£m)	2,038	888	1,331	707	96
Adjustment for Alawwal bank merger gain (£m)	764	-	-	-	-
Adjusted profit attributable to ordinary shareholders (£m)	1,274	-	-	-	-
Annualised profit attributable to ordinary shareholders (£m)	4,076	1,776	5,324	2,828	384
Annualised adjusted profit attributable to ordinary shareholders (£m)	2,548	-	-	-	-

Average total equity (£m)	46,310	48,773	46,179	46,516	48,578
Adjustment for other owners equity and intangibles (£m)	(12,528)	(15,019)	(12,410)	(12,581)	(15,056)
Adjusted total tangible equity (£m)	33,782	33,754	33,769	33,935	33,522

Return on tangible equity (%)	12.1%	5.3%	15.8%	8.3%	1.1%
Return on tangible equity adjusting for impact of Alawwal bank merger (%)	7.5%

	UK	Ulster	Commercial & Private
	Personal	Bank	Commercial	Private	RBS	NatWest
Half year ended 30 June 2019	Banking	RoI	Banking	Banking	International	Markets
Operating profit (£m)	1,037	23	701	155	194	300
Adjustment for tax (£m)	(290)	-	(196)	(43)	(27)	(84)
Preference share cost allocation (£m)	(36)	-	(82)	(8)	-	(30)
Adjusted attributable profit (£m)	711	23	423	104	167	186
Annualised adjusted attributable profit (£m)	1,422	46	846	207	334	372
Adjustment for Alawwal merger gain (£m)	-	-	-	-	-	(299)
Annualised adjusted profit attributable to
ordinary shareholders (£m)	1,422	46	846	207	334	73
Monthly average RWAe (£bn)	37.0	14.3	79.6	9.6	7.0	49.2
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.5	2.1	9.6	1.2	1.1	7.4
Return on equity (%)	25.6%	2.1%	8.8%	16.6%	29.7%	1.0%

Half year ended 30 June 2018*
Operating profit (£m)	1,129	86	1,215	156	173	46
Adjustment for tax (£m)	(316)	-	(340)	(44)	(24)	(13)
Preference share cost allocation (£m)	(40)	-	(94)	(12)	(8)	(54)
Adjusted attributable profit (£m)	773	86	781	100	141	(21)
Annualised adjusted attributable profit (£m)	1,546	172	1,562	200	282	(42)
Monthly average RWAe (£bn)	32.8	17.7	86.5	9.4	6.9	56.4
Equity factor	15.0%	14.0%	12.0%	13.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	4.9	2.5	10.4	1.3	1.1	8.5
Return on equity	31.4%	7.0%	15.1%	15.8%	25.7%	-0.5%
* Restated. Refer to Note 1 for further details.

Appendix 2 Non-IFRS financial measures
1. Return on tangible equity continued

	UK	Ulster	Commercial & Private
	Personal	Bank	Commercial	Private	RBS	NatWest
Quarter ended 30 June 2019	Banking	RoI	Banking	Banking	International	Markets
Operating profit (£m)	539	3	264	75	101	362
Adjustment for tax (£m)	(151)	-	(74)	(21)	(14)	(101)
Preference share cost allocation (£m)	(18)	-	(41)	(4)	-	(30)
Adjusted attributable profit (£m)	370	3	149	50	87	231
Annualised adjusted attributable profit (£m)	1,480	12	596	199	345	924
Adjustment for Alawwal merger gain (£m)	-	-	-	-	-	(598)
Annualised adjusted profit attributable to
ordinary shareholders (£m)	1,480	12	596	199	345	326
Monthly average RWAe (£bn)	37.2	14.3	80.1	9.6	7.0	49.1
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.6	2.1	9.6	1.2	1.1	7.4
Return on equity	26.5%	0.6%	6.2%	15.9%	30.8%	4.4%
Quarter ended 31 March 2019
Operating profit (£m)	498	20	437	80	93	(62)
Adjustment for tax (£m)	(139)	-	(122)	(23)	(13)	17
Preference share cost allocation (£m)	(18)	-	(41)	(4)	-	-
Adjusted attributable profit (£m)	341	20	274	53	80	(45)
Annualised adjusted attributable profit (£m)	1,364	80	1,096	212	320	(180)
Monthly average RWAe (£bn)	36.8	14.2	79.1	9.6	7.0	49.4
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.5	2.1	9.5	1.2	1.1	7.4
Return on equity	24.7%	3.8%	11.5%	17.1%	28.6%	-2.4%
Quarter ended 30 June 2018*
Operating profit (£m)	585	76	664	94	95	(51)
Adjustment for tax (£m)	(164)	-	(186)	(26)	(13)	14
Preference share cost allocation (£m)	(20)	-	(47)	(6)	(4)	(27)
Adjusted attributable profit (£m)	401	76	431	62	78	(64)
Annualised adjusted attributable profit (£m)	1,604	304	1,724	248	310	(256)
Monthly average RWAe (£bn)	32.4	17.4	87.4	9.5	6.9	56.4
Equity factor	15.0%	14.0%	12.0%	13.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	4.9	2.4	10.5	1.3	1.1	8.5
Return on equity	33.0%	12.5%	16.4%	19.3%	27.9%	-3.0%
*Restated. Refer to Note 1 for further details.

Appendix 2 Non-IFRS performance measures
2. Operating expenses analysis

Statutory analysis (1,2)
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
Operating expenses	£m	£m	£m	£m	£m
Staff expenses	2,028	2,086	1,017	1,011	1,031
Premises and equipment	558	644	293	265	274
Other administrative expenses	863	1,636	445	418	1,237
Administrative expenses	3,449	4,366	1,755	1,694	2,542
Depreciation and amortisation	621	338	377	244	175
Write down of other intangible assets	30	31	30	-	7
Total operating expenses	4,100	4,735	2,162	1,938	2,724

Non-statutory analysis

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
Operating expenses	£m	£m	£m	£m	£m
Staff expenses	1,841	1,903	905	936	939
Premises and equipment	493	574	245	248	288
Other administrative expenses	673	760	318	355	413
Strategic costs (1)	629	350	434	195	141
Litigation and conduct costs (2)	60	801	55	5	782
Administrative expenses	3,696	4,388	1,957	1,739	2,563
Depreciation and amortisation	399	316	200	199	154
Write down of other intangible assets	5	31	5	-	7
Total	4,100	4,735	2,162	1,938	2,724

Notes:
(1) On a statutory, or GAAP, basis, strategic costs are included within staff, premises and equipment, depreciation and amortisation, write-down of other intangible assets and other administrative expenses.
(2) On a statutory, or GAAP, basis, litigation and conduct costs are included within other administrative expenses.

3. Cost:income ratio

	UK		Commercial & Private
	Personal	Ulster Bank	Commercial	Private	RBS	NatWest	Central items	RBS
	Banking	RoI	Banking	Banking	International	Markets	& other	Group
Half year ended 30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m
Operating expenses	(1,229)	(281)	(1,262)	(232)	(119)	(678)	(299)	(4,100)
Operating lease depreciation	-	-	68	-	-	-	-	68
Adjusted operating expenses	(1,229)	(281)	(1,194)	(232)	(119)	(678)	(299)	(4,032)

Total income	2,447	283	2,165	384	310	942	586	7,117
Operating lease depreciation	-	-	(68)	-	-	-	-	(68)
Adjusted total income	2,447	283	2,097	384	310	942	586	7,049

Cost:income ratio (%)	50.2%	99.3%	56.9%	60.4%	38.4%	72.0%	nm	57.2%
Half year ended 30 June 2018 *
Operating expenses	(1,291)	(252)	(1,140)	(225)	(114)	(671)	(1,042)	(4,735)
Operating lease depreciation	-	-	57	-	-	-	-	57
Adjusted operating expenses	(1,291)	(252)	(1,083)	(225)	(114)	(671)	(1,042)	(4,678)

Total income	2,551	312	2,390	382	284	721	62	6,702
Operating lease depreciation	-	-	(57)	-	-	-	-	(57)
Adjusted total income	2,551	312	2,333	382	284	721	62	6,645

Cost:income ratio (%)	50.6%	80.8%	46.4%	58.9%	40.1%	93.1%	nm	70.4%
* Restated. Refer to Note 1 for further details.

Appendix 2 Non-IFRS performance measures
3. Cost:income ratio continued

	UK		Commercial & Private
	Personal	Ulster Bank	Commercial	Private	RBS	NatWest	Central items	RBS
	Banking	RoI	Banking	Banking	International	Markets	& others	Group
Quarter ended 30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m
Operating expenses	(594)	(145)	(622)	(115)	(60)	(344)	(282)	(2,162)
Operating lease depreciation	-	-	34	-	-	-	-	34
Adjusted operating expenses	(594)	(145)	(588)	(115)	(60)	(344)	(282)	(2,128)

Total income	1,202	138	1,083	191	159	686	621	4,080
Operating lease depreciation	-	-	(34)	-	-	-	-	(34)
Adjusted total income	1,202	138	1,049	191	159	686	621	4,046

Cost:income ratio	49.4%	105.1%	56.1%	60.2%	37.7%	50.1%	nm	52.6%
Quarter ended 31 March 2019
Operating expenses	(635)	(136)	(640)	(117)	(59)	(334)	(17)	(1,938)
Operating lease depreciation	-	-	34	-	-	-	-	34
Adjusted operating expenses	(635)	(136)	(606)	(117)	(59)	(334)	(17)	(1,904)

Total income	1,245	145	1,082	193	151	256	(35)	3,037
Operating lease depreciation	-	-	(34)	-	-	-	-	(34)
Adjusted total income	1,245	145	1,048	193	151	256	(35)	3,003

Cost:income ratio	51.0%	93.8%	57.8%	60.6%	39.1%	130.5%	nm	63.4%
Quarter ended 30 June 2018 *
Operating expenses	(605)	(124)	(545)	(104)	(55)	(322)	(969)	(2,724)
Operating lease depreciation	-	-	26	-	-	-	-	26
Adjusted operating expenses	(605)	(124)	(519)	(104)	(55)	(322)	(969)	(2,698)

Total income	1,253	166	1,232	198	147	284	120	3,400
Operating lease depreciation	-	-	(26)	-	-	-	-	(26)
Adjusted total income	1,253	166	1,206	198	147	284	120	3,374

Cost:income ratio	48.3%	74.7%	43.0%	52.5%	37.4%	113.4%	nm	80.0%

* Restated. Refer to Note 1 for further details.

4. Net interest margin
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
RBS net interest income	4,004	4,326	1,971	2,033	2,180
NWM net interest income	122	(67)	91	31	(31)
Net interest income excluding NWM	4,126	4,259	2,062	2,064	2,149
Annualised net interest income	8,074	8,724	7,906	8,245	8,744
Annualised net interest income excluding NWM	8,320	8,589	8,271	8,371	8,620
Average interest earning assets (IEA)	440,309	431,211	444,800	435,768	434,928
NWM average IEA	33,261	27,134	34,436	32,072	26,981
Average IEA excluding NWM	407,048	404,077	410,364	403,696	407,947

Net interest margin	1.83%	2.02%	1.78%	1.89%	2.01%
Bank net interest margin (excluding NWM)	2.04%	2.13%	2.02%	2.07%	2.11%

5. Loan:deposit ratio
	As at
	30 June	31 March	31 December
	2019	2019	2018
	£bn	£bn	£bn
Loans to customers - amortised cost	310.6	306.4	305.1
Customer deposits	361.6	355.2	360.9
Loan:deposit ratio (%)	86%	86%	85%

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 02 August 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary